Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Notice of Annual General Meeting

Melbourne (Australia) – 17 April 2025. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, Telix, the Company) announces its Annual General Meeting of shareholders to be held at The Wesley Conference Centre, Lyceum Room, 220 Pitt Street, Sydney, NSW 2000 and online via https://meetings.linkgroup.com/TLXAGM2025 on Wednesday 21 May 2025 at 10.00am (Sydney time).

The shareholder pack, comprising the Notice of Meeting, Proxy Form and Online Guide, is attached.

Authorized for lodgement by:

Genevieve Ryan
Company Secretary

About Telix Pharmaceuticals Limited

Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Brazil, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. ARTMS, IsoTherapeutics, Lightpoint, Optimal Tracers and RLS are Telix Group companies. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations

Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

This announcement has been authorized for release by the Telix Pharmaceuticals Limited Company Secretary.

Notice of Annual General Meeting and Explanatory Notes

Telix Pharmaceuticals Limited ACN 616 620 369



DATE OF MEETING

WEDNESDAY, 21 MAY 2025

TIME OF MEETING

10:00AM (SYDNEY TIME)

MEETING WILL BE CONVENED AT

THE WESLEY CONFERENCE CENTRE, LYCEUM ROOM, 220 PITT STREET, SYDNEY NSW 2000 AND ONLINE

Invitation from the Chairman

Dear Shareholder

On behalf of the Board of Directors, I am pleased to invite you to attend the upcoming Annual General Meeting (**AGM** or **Meeting**) of Telix Pharmaceuticals Limited (**Telix** or **Company**). The AGM will be held at 10.00am (Sydney time) on Wednesday, 21 May 2025 at The Wesley Conference Centre, Lyceum Room, 220 Pitt Street, Sydney NSW 2000 (**Venue**) and via Telix's share registry's Virtual Meeting Online Platform at meetings.openbriefing.com/TLXAGM2025

Shortly after opening the AGM, I will address the Meeting and then our Managing Director and Group Chief Executive Officer (**MD & CEO**), Dr. Christian Behrenbruch, will review Telix's operations and performance over the financial year ended 31 December 2024. The items of business set out in this Notice of Meeting will then be addressed with Shareholders and proxyholders, with an opportunity to ask questions about the management and operations of the Company.

A glossary of defined terms used in this Notice of Meeting is included in the Glossary after the Explanatory Notes.

Items of business

The Notice of Meeting details the formal business to be dealt with at the AGM. This will be to:

1. Receive and consider the Financial and other formal reports for the financial year ended 31 December 2024
2. Adopt the 2024 Remuneration report
3. Re-elect and elect Directors
   a. Re-elect Tiffany Olson
   b. Re-elect Jann Skinner
   c. Elect Marie McDonald
   d. Elect Anne Whitaker
4. Approve the grant of equity to the MD & CEO
   a. Grant deferred share rights to the MD & CEO as part of his annual short term variable remuneration for the financial year ended 31 December 2024
   b. Grant performance share appreciation rights to the MD & CEO as his annual long term variable remuneration for the financial year ending 31 December 2025
5. Adopt the U.S. Employee Stock Purchase Plan Rules
6. Approve an increase to the maximum aggregate remuneration for Non-Executive Directors
7. Ratify the prior issue of ImaginAb Consideration Shares
8. Ratify the prior issue of ImaginAb Rights
9. Ratify the prior issue of Convertible Bonds
10. Re-insert the proportional approval provision in Telix's Constitution

How to participate

Details of how to participate in the AGM are available on page 34 of this Notice of Meeting, a summary of which is provided below.

Physical attendance

Shareholders attending the AGM can register from 9.15am (Sydney time) on Wednesday, 21 May 2025 at the Venue. Shareholders are reminded to please bring your proxy form to assist with your registration at the AGM. Shareholders will have an opportunity to meet with Directors and senior executives at the conclusion of the AGM. Light refreshments will be provided.

Online attendance

Shareholders attending the AGM online via Telix's share registry's Virtual Meeting Online Platform at meetings.openbriefing.com/TLXAGM2025 will be able to hear and view the AGM on their own devices, vote on the resolutions and ask questions, and will be treated as if they were present at the physical location of the AGM.

Voting and questions

Shareholders are encouraged to lodge their votes online ahead of the AGM by logging in to their portfolio or shareholding at the share registry's Investor Centre website at au.investorcentre.mpms.mufg.com. If you are lodging your votes via Single Holding Login you will need your holder identifier (SRN or HIN) and postcode. Alternatively, you may lodge your completed proxy form by post or fax to the number on the form.

If you wish to submit a question to me or Telix's Auditor, PricewaterhouseCoopers (**PwC**), in advance of the Meeting, you can lodge your questions online at au.investorcentre.mpms.mufg.com. Upon login, click on 'Voting' and select the 'Ask Question' option under 'Action'. Questions for the Company should be received by no later than 10.00am (Sydney time) on Wednesday 14 May 2025. We will endeavor to respond to as many of the more frequently asked questions as possible at the AGM. You may also ask questions at the Meeting.

The 2024 Annual Report can be viewed online at ir.telixpharma.com/reports. Telix's website at telixpharma.com also offers Shareholders details of the latest Australian Securities Exchange (**ASX**) and Nasdaq stock price, announcements made to ASX and the Securities and Exchange Commission (**SEC**), investor and analyst presentations and many other publications that may be of interest to you.

The Board considers the AGM to be an important event on our calendar and we look forward to the opportunity to update you on the Company's performance and answer questions you may have.

Yours faithfully



H Kevin McCann AO
Chairman

Notice of Annual General Meeting

Telix Pharmaceuticals Limited ACN 616 620 369

Notice is given that the Annual General Meeting (**AGM** or **Meeting**) of the Shareholders of Telix Pharmaceuticals Limited ACN 616 620 369 (**Telix** or **Company**) will be convened as a hybrid Meeting as follows:

Time:	10.00am (Sydney time)
Date:	Wednesday, 21 May 2025
Physical location:	The Wesley Conference Centre, Lyceum Room, 220 Pitt Street, Sydney NSW 2000
Attend online:	meetings.openbriefing.com/TLXAGM2025

Under Rule 7.5 of Telix's Constitution, Shareholders attending the AGM online will be able to hear and view the Meeting on their own devices, vote on the resolutions, ask questions and will otherwise be treated as if they were present at the Meeting. Details of how to attend the AGM online can be found in the Virtual Meeting Online Guide lodged with ASX and also accessible at ir.telixpharma.com/reports.

The business to be considered at the AGM is set out below. This Notice of Meeting should be read in its entirety in conjunction with the accompanying Explanatory Notes. If you are in any doubt as to how you should vote on the resolutions, you should consult your financial, legal or other professional advisor.

ITEMS OF BUSINESS

1. Receive and consider the 2024 Financial and other formal reports

To receive and consider the Financial report and reports of the Directors and Auditor for the financial year ended 31 December 2024.

2. Adopt the 2024 Remuneration report

To consider and, if thought fit, to pass the following resolution as a non-binding **ordinary resolution:**

That the Remuneration report as set out in the Company's Annual Report for the financial year ended 31 December 2024 be adopted.

A voting exclusion applies to this resolution. The vote on this resolution is advisory only and does not bind Telix or the Directors.

3. Re-elect and elect Directors

To consider and, if thought fit, to pass the following resolutions as separate **ordinary resolutions**:

(a) That Tiffany Olson, being eligible, be re-elected as a Director of the Company

(b) That Jann Skinner, being eligible, be re-elected as a Director of the Company

(c) That Marie McDonald, being eligible, be elected as a Director of the Company

(d) That Anne Whitaker being eligible, be elected as a Director of the Company

4. Approve the grant of equity to the MD & CEO

To consider and, if thought fit, to pass the following resolutions as separate **ordinary resolutions**:

(a) That approval be given for all purposes, including Listing Rule 10.14, for the grant of 2,595 deferred share rights to the MD & CEO, Dr. Behrenbruch, as part of his annual short term variable remuneration for the financial year ended 31 December 2024, as set out in the Explanatory Notes.

(b) That approval be given for all purposes, including Listing Rule 10.14, for the grant of 166,483 performance share appreciation rights to the MD & CEO, Dr. Behrenbruch, as his annual long term variable remuneration for the financial year ending 31 December 2025, as set out in the Explanatory Notes.

Voting exclusions apply to these resolutions.

5. Adopt the U.S. Employee Stock Purchase Plan Rules

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

That the U.S. Employee Stock Purchase Plan Rules as described in the Explanatory Notes to this Notice of Meeting, be approved for the purposes of Section 423 of the U.S. Internal Revenue Code 1986, as amended, for the purposes of Listing Rule 7.2, Exception 13, and all other purposes.

A voting exclusion applies to this resolution.

6. Approve an increase to the maximum aggregate remuneration for Non-Executive Directors

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

That approval be given for all purposes, including Rule 8.3(a) of the Company's Constitution and Listing Rule 10.17, for the maximum aggregate remuneration that may be paid to the Non-Executive Directors in any year commencing on or after 1 January 2025 to be increased by A$450,000 from A$1,350,000 per annum to A$1,800,000 per annum.

A voting exclusion applies to this resolution.

7. Ratify the prior issue of ImaginAb Consideration Shares

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

That ratification be given for all purposes, including Listing Rule 7.4, for the prior issue of the ImaginAb Consideration Shares, details of which are set out in the Explanatory Notes.

A voting exclusion applies to this resolution.

8. Ratify the prior issue of ImaginAb Rights

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

That ratification be given for all purposes, including Listing Rule 7.4, for the prior issue of the ImaginAb Rights, details of which are set out in the Explanatory Notes.

A voting exclusion applies to this resolution.

9. Ratify the prior issue of Convertible Bonds

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

That ratification be given for all purposes, including Listing Rule 7.4, for the prior issue of the Convertible Bonds, details of which are set out in the Explanatory Notes.

A voting exclusion applies to this resolution.

10. Re-insert the proportional approval provision in Telix's Constitution

To consider and, if thought fit, to pass the following resolution as a **special resolution**:

That the proportional takeover approval provisions contained in Rule 6 of Telix's Constitution be re-inserted for a period of three years from the date of the AGM.

Voting exclusions

Telix will disregard any votes cast on any of the resolutions by or on behalf of the persons set out below.

The Chairman of the Meeting intends to vote all available proxies in favor of each item of business requiring Shareholder resolution.

Item of business	Voting exclusion and authorized voting
Item 2 – Adopt the 2024 Remuneration report	Telix will disregard votes cast: • by or on behalf of a person who is a member of Telix's Key Management Personnel (**KMP**) named in the Remuneration report for the year ended 31 December 2024 and their Closely Related Parties (regardless of the capacity in which the vote is cast); or • as proxy by a person who is a member of the KMP on the date of the AGM or their Closely Related Parties. However, votes will **not** be disregarded if they are cast: • as proxy or attorney for a person entitled to vote on this resolution; • in accordance with the directions on the proxy form; • by the Chairman of the Meeting in accordance with an express authorization in the proxy form to exercise the proxy even though the resolution is connected with the remuneration of the KMP.

Items 4(a) and 4(b) – Approve the grant of equity to the MD & CEO	Telix will disregard votes cast:
	• in favor of the item by or on behalf of Dr. Behrenbruch or any of his associates, (regardless of the capacity in which the vote is cast); and
	• as proxy by a person who is a member of the KMP on the date of the AGM or their Closely Related Parties.
	
	However, votes will **not** be disregarded if they are cast:
	• as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way;
	• as proxy for a person entitled to vote on the item by the Chairman of the Meeting in accordance with an express authorization to exercise the proxy as the Chairman of the Meeting decides; or
	• by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary, providing the following conditions are met:
	  ◦ the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on the resolution; and
	  ◦ the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Item 5 – Adopt the U.S. Employee Stock Purchase Plan Rules (**U.S. ESPP**)	Telix will disregard votes cast:
	• in favor of the resolution by or on behalf of a person who is eligible to participate in the U.S. ESPP or any of their associates, regardless of the capacity in which the vote is cast; or
	• as proxy by a person who is a member of the KMP on the date of the AGM or their Closely Related Parties.
	
	However, votes will **not** be disregarded if they are cast:
	• as proxy or attorney for a person entitled to vote on the resolution in accordance with the directions on the proxy form to vote on the resolution in that way;
	• as proxy for a person entitled to vote on the item by the Chairman of the Meeting in accordance with an express authorization to exercise the proxy as the Chairman decides; or
	• by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
	  ◦ the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on the item; and
	  ◦ the holder votes on the item in accordance with directions given by the beneficiary to the holder to vote in that way.

Item 6 – Approve an increase in the maximum aggregate remuneration for Non- Executive Directors	Telix will disregard votes cast: • in favor of the resolution by or on behalf of any Director or their associates (regardless of the capacity in which the vote is cast); and • as proxy by a person who is a member of the KMP on the date of the AGM and their Closely Related Parties. However, votes will **not** be disregarded if they are cast: • as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way; • as proxy for a person entitled to vote on the item by the Chairman of the Meeting in accordance with an express authorization to exercise the proxy as the Chairman decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

Item of business	Voting exclusion and authorized voting
	◦ the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting and is not an associate of a person excluded from voting on the item; and ◦ the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.
Item 7 - Ratification of the prior issue of ImaginAb Consideration Shares	Telix will disregard votes cast by any person who was issued ImaginAb Consideration Shares and any of their associates. However, votes will **not** be disregarded if they are cast: • as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way; • as proxy for a person entitled to vote on the item by the Chairman of the Meeting in accordance with an express authorization to exercise the proxy as the Chairman decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: ◦ the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting and is not an associate of a person excluded from voting on the item; and ◦ the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.
Item 8 - Ratification of the prior issue of ImaginAb Rights	Telix will disregard votes cast by any person who was issued ImaginAb Rights and any of their associates. However, votes will **not** be disregarded if they are cast: • as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way; • as proxy for a person entitled to vote on the item by the Chairman of the Meeting in accordance with an express authorization to exercise the proxy as the Chairman decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: ◦ the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting and is not an associate of a person excluded from voting on the item; and ◦ the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.
Item 9 – Ratification of the prior issue of Convertible Bonds	Telix will disregard votes cast by any person who was issued Convertible Bonds and any of their associates. However, votes will **not** be disregarded if they are cast: • as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way; • as proxy for a person entitled to vote on the item by the Chairman of the Meeting in accordance with an express authorization to exercise the proxy as the Chairman decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: ◦ the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting and is not an associate of a person excluded from voting on the item; and ◦ the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Dated 17 April 2025

By order of the Board

Genevieve Ryan
Company Secretary

Explanatory Notes

These Explanatory Notes have been prepared to provide Shareholders with important information regarding the items of business proposed for the AGM. They form part of the Notice of Meeting and should be read in conjunction with it.

Item 1 - Receive and consider the 2024 Financial and other formal reports

The laws in Australia require Directors to lay before the AGM the annual Financial report and the reports of the Directors and the Auditor for the financial year ended 31 December 2024.

This item does not require a formal resolution to be put to the Meeting. However, Shareholders will be given a reasonable opportunity to comment and raise questions with respect to these reports and the operations or performance of the Company generally at the AGM.

Shareholders will also be given a reasonable opportunity to submit questions to a representative of the Company's Auditor, PwC, relevant to the conduct of the audit, the preparation and content of the Auditor's report, the accounting policies adopted by the Company and the independence of the Auditor. Shareholders are encouraged to submit questions in advance of the AGM in accordance with the instructions on page 35 of this Notice of Meeting.

Shareholders can access a copy of Telix's 2024 Annual Report on the Company's website at ir.telixpharma.com/reports or request a copy from Telix.

Item 2 – Adopt the 2024 Remuneration report

Shareholders are asked to adopt the Company's Remuneration report for the financial year ended 31 December 2024. The Remuneration report is set out in the Directors' report contained in the 2024 Annual report and is available on Telix's website at ir.telixpharma.com/reports.

The Remuneration report includes:

- Telix's policy for determining remuneration for its KMP;
- a description of the relationship between Telix's remuneration policies and Telix's performance; and
- remuneration details for KMP and associated performance conditions for the financial year ended 31 December 2024.

Shareholders will have a reasonable opportunity to ask questions and make comments on the Remuneration report. Item 2 is required under Australian law and the vote on the adoption of the Remuneration report is advisory only and does not bind the Directors or the Company. However, the Board will take note of the outcome of the vote when considering future remuneration matters.

Board recommendation

The Directors abstain, in the interests of corporate governance, from making a recommendation in relation to item 2.

Item 3 – Re-elect and elect Directors

Non-Executive Directors (**NEDs**), Tiffany Olson and Jann Skinner, retire by rotation and submit themselves for re-election as Directors of the Company. Marie McDonald and Anne Whitaker are seeking election by Shareholders for the first time, having each been appointed as a Director of the Company after the 2024 AGM. The biographical details, relevant qualifications, experience and skills of each of the NEDs standing for re-election or election are set out below.

Under Telix's Constitution, a NED may not hold office without re-election beyond the third AGM following the Meeting at which the Director was last elected or re-elected. The Board annually reviews the composition of the Board and performance of each Director seeking re-election at the AGM.

Based on these reviews and for the reasons outlined on the following pages, the Board considers all Directors seeking re-election or election demonstrate commitment to their role. The contribution of each Director is and continues to be important to Telix's long term success. The Board considers that as a whole it has an appropriate mix of skills, backgrounds, knowledge, experience and diversity to operate effectively.

All NEDs have been determined by the Board to be independent, on the basis that they are free of any interest, position or relationship that might influence or reasonably be perceived to influence in a material respect their capacity to bring

an independent judgement to bear on issues before the Board and to act in the best interests of Telix as a whole rather than in the interests of an individual holder or other party.

The 2024 Corporate Governance Statement, available on Telix's website at https://ir.telixpharma.com/governance/documents-charters, contains more information on the independence of Directors.

Item 3(a) – Re-elect Tiffany Olson as Director



Tiffany Olson

MBA (Minnesota), BSB (Minnesota)

Appointment

Independent NED since 31 March 2022. Ms. Olson will take office as Chair of the Board when Mr. McCann retires as a NED and Chairman of Telix following the conclusion of the AGM.

Skills, experience and career summary

Ms. Olson brings a depth of experience in commercialization and corporate strategy in oncology, including in the radiopharmaceuticals sector, which the Telix Board values highly as it oversees the implementation of the Company's strategy. Ms. Olson received her MBA and BSB from the University of St. Thomas and BSB from the University of Minnesota.

Ms. Olson's most recent executive role was with Cardinal Health, the largest provider of radiopharmaceuticals in the United States (**U.S.**). As President of Cardinal Health Nuclear & Precision Health Solutions (from July 2013 to October 2021), overseeing Cardinal's radiopharmaceutical manufacturing and nuclear pharmacy network, she led a significant business transformation that increased market share and profit growth.

Prior to Cardinal Health, Ms. Olson served as President of NaviMed (from August 2011 to July 2013), as Vice President Diagnostics at Eli Lilly and Company (from November 2009 to July 2011), and as President and Chief Executive Officer at Roche Diagnostics Corporation (from June 2005 to May 2008). She was a Director at Asuragen, Inc (from August 2016 to March 2021) and at BioTelemetry, Inc. (from February 2019 to February 2021).

Current external appointments

Ms. Olson currently serves as a NED of Castle Biosciences, Inc. (since April 2021), an Advisory Board member at Langham Logistics (since August 2021), a NED at Education and Research Foundation, Nuclear Medicine & Molecular Imaging (since April 2022), a Partner at Trusted Health Advisors (since August 2023) and a NED of MiMedx Group, Inc. (since March 2024).

Committee membership

- Audit and Risk Committee
- People Committee
- Nomination Committee

Board recommendation

The Directors (other than Ms. Olson) unanimously recommend that Shareholders vote in favor of item 3(a). Ms. Olson makes no recommendation in relation to item 3(a) due to her interest in the resolution.

Item 3(b) – Re-elect Jann Skinner as Director



Jann Skinner

BCom (UNSW), FCA, FAICD

Appointment

Independent NED since 19 June 2018.

Skills and experience

Ms. Skinner has significant financial acumen, accounting and auditing expertise, with a strong understanding of risk management compliance frameworks and control oversight. Her listed company experience and expertise in capital management and corporate development enable her to challenge management constructively.

Ms. Skinner is a Fellow of both Chartered Accountants Australia & New Zealand and the Australian Institute of Company Directors. She received her Bachelor of Commerce from the University of New South Wales.

She is a qualified chartered accountant with extensive experience in auditing, accounting and in the insurance industry. She was a partner of PricewaterhouseCoopers for 17 years before retiring in 2004.

Ms. Skinner has served as a NED of Create Foundation Limited (since June 2004). She previously also served as a NED of HSBC Bank Australia Limited (from April 2017 to April 2023) and QBE Insurance Group Limited (from October 2014 to May 2024).

Committee membership

- Audit and Risk Committee (Chair)
- People Committee

Board recommendation

The Directors (other than Ms. Skinner) unanimously recommend that Shareholders vote in favor of item 3(b). Ms. Skinner makes no recommendation in relation to item 3(b) due to her interest in the resolution.

Item 3(c) – Elect Marie McDonald as Director



Marie McDonald

LLB (Hons), BSc (Hons)

Appointment

Independent NED since 3 March 2025.

Skills, experience and career summary

Ms. McDonald is an experienced Director of several ASX listed life science companies, a number of which have global operations. She brings significant experience in financial markets, M&A, regulatory policy, remuneration, risk management and compliance which is highly valued by the Board. Ms. McDonald received her BSc (Hons) and LLB (Hons) from the University of Melbourne.

Ms. McDonald practised as a commercial lawyer, specializing in mergers and acquisitions and corporate governance, at Ashurst Australia (previously Blake Dawson Waldron) from 1984 to 2014. She was a member of the Australia Takeovers Panel from 2001 to 2010, and was also Chair of the Corporations Committee of the Business Law Section of the Law Council of Australia (2012-2013), having previously been a deputy chair.

Current external appointments

Ms. McDonald currently serves as a NED of CSL Limited (since August 2013), Nanosonics Limited (since October 2016), Walter and Eliza Hall Institute of Medical Research (since October 2016) and Nufarm Limited (since March 2017).

Committee membership

- People Committee (Chair)
- Nomination Committee

Board recommendation

The Directors (other than Ms. McDonald) unanimously recommend that Shareholders vote in favor of item 3(c). Ms. McDonald makes no recommendation in relation to item 3(c) due to her interest in the resolution.

Item 3(d) – Elect Anne Whitaker as Director



Anne Whitaker

BSc - Chemistry and Business

Appointment

Independent NED since 7 April 2025.

Skills, experience and career summary

Ms. Whitaker brings valuable expertise to the Board as a seasoned healthcare leader and advisor with over 30 years' global corporate experience spanning large pharmaceutical, biotech and specialty pharmaceutical companies, including clinical research and manufacturing organizations. She has held Board positions on a range of Nasdaq-listed clinical and commercial stage life sciences companies.

Ms. Whitaker is an accomplished C-suite leader, most recently as Chair and CEO of Aerami Therapeutics Holdings Inc. During her executive career she has held senior leadership roles at GlaxoSmithKline (GSK), Sanofi and Bausch Health. Ms. Whitaker holds a Bachelor of Science in Chemistry and Business from the University of North Alabama.

Current external appointments

Ms. Whitaker currently serves as the Chair of QurAlis Corporation (since June 2022) and as a NED of Byrn Pharma LLC (since September 2021), Trinity Life Science Partners (since January 2022), Bespak Limited (since May 2024) and ICON Plc (since July 2024).

Committee membership

- Audit and Risk Committee
- People Committee

Board recommendation

The Directors (other than Ms. Whitaker) unanimously recommend that Shareholders vote in favor of item 3(d). Ms. Whitaker makes no recommendation in relation to item 3(d) due to her interest in the resolution.

Item 4 – Approve the grant of equity to the Managing Director and Group Chief Executive Officer

Under the Listing Rules, Shareholder approval is required for an issue of Telix securities to Directors.

Shareholder approval is sought for the grant of 2,595 deferred share rights (**SRs** or **2024 SRs**) to the Managing Director and Group Chief Executive Officer, Dr. Behrenbruch (**MD & CEO**), as the deferred component of his annual short term variable remuneration (**STVR**) for the financial year ended 31 December 2024, and 166,483 performance share appreciation rights (**PSARs** or **2025 PSARs**) as his long term variable remuneration (**LTVR**) for the financial year ending 31 December 2025.

MD & CEO remuneration

As described in section 8.2 of the 2024 Remuneration report, for the MD & CEO's 2025 remuneration, the Board considered the remuneration recommendations made by Mercer Consulting (Australia) Pty Ltd (**Mercer**) in 2023, and has accelerated the intention to bring Executive KMP within 80-120% of the market median of the comparator group for Total Fixed Remuneration (**TFR**) in light of Telix's recent growth. In addition, the Board adopted increased weighting of the remuneration mix towards variable pay (STVR and LTVR) to better align Executive KMP remuneration with Shareholder long term interests.

The MD & CEO's remuneration package from 1 January 2025 is as follows, with Total Target Remuneration (**TTR**) remaining below the market midpoint of the comparator group (0.38 compa ratio):

Base salary	TFR[1]	STVR at target[2]		LTVR at target[3]		TTR	Remuneration mix[4]
		% base	$	% base	A$		
A$799,092	A$892,985	110%	A$879,001	150%	A$1,198,638	A$2,970,620	30 / 30 / 40

1. The MD & CEO can elect to cap his superannuation at the statutory superannuation maximum and receive the additional 11.5% (1 January to 30 June 2025) and 12% (1 July to 31 December 2025) over the maximum as base salary.
2. STVR maximum opportunity is 100% at target.
3. LTVR maximum opportunity is 150% at target (subject to achievement of a stretch financial performance condition).
4. The remuneration mix is an expression of the TFR / STVR (at target) / LTVR (at target). It is expressed as a ratio against the TTR.

Item 4 (a) – Approve the grant of deferred share rights to the Managing Director and Group Chief Executive Officer

Subject to Shareholder approval, 2024 SRs will be granted to the MD & CEO under the Telix Employee Incentive Plan (**EIP**) shortly after the AGM, and in any event, no later than 12 months from the date of the AGM.

Key terms of the 2024 SRs

The purpose of the STVR is to reward achievement of annual corporate objectives aligned to the delivery of Telix's strategy over the short term (one year). For the financial year ended 31 December 2024, a deferred equity component of 25% was introduced in respect of the STVR outcome to align the interests of the MD & CEO with Shareholder value creation. SRs are used because they create share price alignment between the MD & CEO and Shareholders, but do not provide the MD & CEO with the full benefits of share ownership (such as dividend and voting rights) unless and until the SRs vest and Shares are allocated.

The MD & CEO's 2024 STVR outcome (A$315,356 or 85% of his target STVR opportunity of A$371,007) was multiplied by 25% (the deferred component) to reach a deferred equity value of A$78,839. The number of SRs was calculated by dividing the deferred equity value by the five day Volume Weighted Average Price (**VWAP**) of $30.3922 for Shares traded on the ASX commencing on 21 February 2025, the first trading day after the 2024 full year financial results announcement to the market, through to 27 February 2025 (inclusive).

No amount is payable by the MD & CEO to receive the 2024 SRs grant.

Subject to the Board determining that the service condition has been met, 2024 SRs will vest in approximately February 2026, shortly after the release of the audited full year financial results announcement for 2025, with vested 2024 SRs having a two year exercise period from the vesting date, after which they expire. There is no exercise price for the 2024 SRs. The Company may acquire Shares on market or issue new Shares to satisfy the exercise. The Board retains the right to determine that the 2024 SRs are settled via a cash equivalent payment in lieu of an allocation of Shares.

Full details regarding the 2024 SRs are provided in section 5.2 of the 2024 Remuneration report.

Treatment on cessation of employment for 2024 SRs

If the MD & CEO ceases employment with the Company prior to the 2024 SRs vesting date, the SRs will be generally treated as follows, with the Board retaining discretion to determine a different treatment:

- Terminated for cause: forfeited
- Other circumstances such as death, disability, retirement, redundancy and mutually agreed separation: generally the SRs will remain on foot and will vest in the ordinary course. The Board will automatically exercise unrestricted SRs into Shares within 90 days of the SRs becoming unrestricted where the MD & CEO departs the Company and retains SRs after departure.

Exercise of vested 2024 SRs

Provided the MD & CEO remains employed with the Company, vested 2024 SRs may be exercised at any time between the vesting date in approximately February 2026 and two years thereafter by the MD & CEO submitting an exercise notice. On exercise of a vested SR, the MD & CEO will generally receive one Share.

Listing Rule 10.14

Under Listing Rule 10.14, Shareholder approval is required in order for the Company to issue equity to Dr. Behrenbruch, as a Director, under its EIP.

If item 4(a) is passed, the Company will be able to proceed with the issue of the 2024 SRs to Dr. Behrenbruch.

If item 4(a) is not passed, the Board will consider alternative arrangements to appropriately remunerate and incentivize Dr Behrenbruch.

Further information relating to the grant of SRs

Other terms applicable to the grant of SRs under item 4(a), as well as the grant of PSARs under item 4(b), are set out on pages 17-18.

Information required by Listing Rule 10.15

Further information is provided in relation to item 4(a) for the purposes of Listing Rule 10.15 on page 18.

Voting exclusions apply to item 4(a) and are set out on page 6 of the Notice of Meeting

Board recommendation

The Directors (other than Dr. Behrenbruch) unanimously recommend that Shareholders vote in favor of item 4(a).

Item 4 (b) – Approve the grant of performance share appreciation rights to the Managing Director and Group Chief Executive Officer

Subject to Shareholder approval, PSARs will be granted to the MD & CEO under the Company's EIP shortly after the AGM, and in any event no later than 12 months after the AGM.

Key terms of the 2025 LTVR

Full details regarding the 2025 LTVR are provided in section 8.2.5 of the 2024 Remuneration report.

The purpose of LTVR is to reward long term performance aligned with the delivery of Telix's strategic objectives over the longer term. LTVR is delivered using PSARs subject to the achievement of performance conditions over the 3 year performance period (1 January 2025 to 31 December 2027, inclusive), to align the interests of the MD & CEO with Shareholders and reward the achievement of long term, sustainable performance and Shareholder value creation. The LTVR has a maximum vesting opportunity of 150% of target where stretch performance is achieved.

PSARs are granted because they create share price alignment between the MD & CEO and Shareholders, but do not provide the MD & CEO with the full benefits of share ownership (such as dividend and voting rights) unless and until the PSARs vest and shares are allocated.

Shareholder approval is sought to grant the MD & CEO 166,483 PSARs, being his maximum LTVR opportunity. The number is calculated by dividing the MD & CEO's 2025 maximum LTVR opportunity (A$1,797,957 or 225% of his base salary of A$799,092) by A$10.7997, being the concluded value per 2025 PSAR as detailed below.

No amount is payable by the MD & CEO to receive the 2025 PSARs grant.

PSARs provide the right to acquire shares in Telix equal in value to the gain above the notional 'exercise' price, subject to the satisfaction of performance conditions over the performance period. The notional exercise price for each 2025 PSAR is A$28.6725, being the VWAP for the 20 trading day period starting on 21 February 2025, the first trading day after lodgment of the Company's 2024 Annual Report with ASX, through to 20 March 2025 (inclusive).

The 2025 PSARs will be tested against the performance conditions after the release of the audited full year financial results announcement for 2027 (in March 2028). Any vested PSARs will have an exercise period of two years from the vesting date. At the end of the exercise period, any vested but unexercised 2025 PSARs will expire (in March 2030).

Black Scholes valuation methodology

The 2025 PSARs have been valued in accordance with the Black Scholes valuation methodology undertaken by an independent corporate advisor engaged by the Company.

Assumptions	Value
Valuation date	20 March 2025
Underlying share price	$27.80
Notional exercise price	$28.6725
Term	5 years and 3 months
Risk-free rate	3.88%
Dividend yield	Nil
Volatility	55%
Fair Value of a PSAR	**$14.0866**
Non-market vesting conditions weighted probability of achievement	76.67%
Concluded value	**$10.7997**

In relation to certain of the assumptions outlined above:

- the valuation date occurred following determination of the notional exercise price and is applied for PSARs issued under Telix's EIP for 2025;
- the underlying share price of A$27.80 was the closing price of shares on ASX on 20 March 2025, the valuation date. The Board considers it to be reasonable to use this underlying share price on the basis that the most recent "spot price" is typically used in a Black Scholes calculation;
- the risk-free rate was determined based on government bond interest rates with a term of equal duration taken from the Reserve Bank of Australia website on the valuation date; and
- the volatility of the shares was determined by the independent corporate advisor in accordance with AASB 2 Share-based Payment paragraph B22, being the annualized standard deviation of the continuously compounded daily change in price of the Company's shares over a period of time. The volatility was examined over a six-month to five-year period prior to, and including, the valuation date. The Board considers the volatility assumption to be reasonable in valuing the 2025 PSARs.

Non-market vesting condition probability of achievement determination

In determining the concluded value of each PSAR tranche, the Company has applied a probability of achievement of the non-market-based vesting conditions to the fair value of each tranche. This is aligned to the treatment prescribed by paragraphs 19 and 20 of AASB 2, such that the Company recognizes a share-based payment charge based on an estimate of the number of equity instruments expected to vest. To determine this probability of achievement, the Company has assessed the likelihood of achieving each of the vesting conditions outlined below. These probabilities have been weighted in line with the vesting scales to determine an overall weighted probability associated with the non-market vesting conditions associated with the PSARs at the inception of the performance period.

Performance conditions for 2025 PSARs

The 166,483 PSARs granted at the maximum LTVR opportunity are subject to five performance conditions over the performance period, which will be tested after the 2027 full year results announcement to market.

As noted in the below table, the 2025 PSARs are subject to performance conditions related to:

- a financial performance measure (adjusted EBITDAR) that accounts for 50% of the target, and
- four product milestones that collectively account for the remaining 50% at target.

There is an additional stretch element (taking the maximum achievable to 150% of target) if the adjusted EBITDAR stretch target is achieved (whereby the financial performance may account for 100% at target and the product milestones may account for 50%).

Performance condition	Testing outcome & % resultant vesting	Performance result	Number of PSARs that may vest subject to performance
Adjusted EBITDAR (50% at target)[1] Earnings before interest, tax, depreciation, amortization, and research & development expenses	below threshold (0%)	Less than US$1,058 million	Nil
	threshold (25%)	US$1,058 million	27,747
	target (50%)	**US$1,258 million**	**Up to an additional 27,747**
	stretch (100%)	US$1,450 million	Up to an additional 55,495
Product milestone 1 Marketing authorization of an additional urology imaging asset in the U.S. (Px product milestone)	below threshold (0%)	not achieved	Nil
	target (17%)	achieved	18,868
Product milestone 2 Interim results from three pivotal trails across three therapeutic compounds (Tx execution milestone)	below threshold (0%)	not achieved	Nil
	target (17%)	achieved	18,868
Product milestone 3 Inclusion of a Telix Manufacturing Solutions (TMS) site in a submission of a new commercial product (TMS execution milestone)	below threshold (0%)	not achieved	Nil
	target (8%)	achieved	8,879
Product milestone 4 TMS achieves a break-even profit and loss in any financial year within the period (TMS financial target)	below threshold (0%)	not achieved	Nil
	target (8%)	achieved	8,879
Maximum of target			**166,483**

1. Where adjusted EBITDAR performance is between threshold and target or between target and stretch, there is a straight line vesting between 25% and 50% and 50% and 100% respectively.

If any performance and vesting condition is not satisfied during the performance period, the PSARs for that condition will automatically lapse at the end of the performance period (unless otherwise determined by the Board).

Exercise of vested 2025 PSARs

Vested 2025 PSARs may be exercised at any time between the vesting date in approximately March 2028 and two years thereafter by the MD & CEO submitting an exercise notice. Upon exercise, the value of each of the 2025 PSARs (**2025 PSARs Value**) will be calculated as follows and will be converted into Shares based on the current market price at the time of exercise (or in lieu thereof, a cash payment or a combination of cash and Shares, as determined by the Board):

2025 PSARs Value for each PSAR exercised = Current market price of shares at time of exercise less notional exercise price of the PSAR

If the 2025 PSARs Value at the time of exercise is:

- zero or negative, the 2025 PSARs will have no value and no entitlement to shares (or cash); or
- positive, each 2025 PSAR will have value and may be realized by the issue of shares at the current market price at the time of exercise (or in lieu thereof, a cash payment or a combination of cash and Shares, if determined by the Board).

It is expected that the 2025 PSARs Value will be settled in Shares, and if unexercised by the expiry of the exercise period they will lapse.

The total number of Shares to be allocated at the time of exercise of the 2025 PSARs will be calculated by:

- calculating the 2025 PSARs Value of each 2025 PSAR;
- multiplying the 2025 PSARs Value for each 2025 PSAR by the total number of 2025 PSARs exercised; and
- dividing this amount by the current market price of Shares at the time of exercise (rounding up to the nearest whole number).

Treatment on cessation of employment

In the event the MD & CEO ceases employment with the Company before the 2025 PSARs vest, a pro rata portion of the unvested PSARs based on the portion of the first year of the performance period served will remain on-foot and will be tested in the ordinary course. In the event of termination of employment by the Company for cause, all unvested PSARs will lapse. In all events the Board retains the discretion to determine an alternative treatment.

The Board will automatically exercise vested PSARs into Shares where the MD & CEO departs and retains PSARs after exit within 90 days of the PSARs becoming unrestricted.

Listing Rule 10.14

Under Listing Rule 10.14, Shareholder approval is required in order for the Company to issue equity to Dr. Behrenbruch, as a Director, under its employee incentive scheme.

If item 4(b) is passed, the Company will be able to proceed with the issue of the 2025 PSARs to Dr. Behrenbruch.

If item 4(b) is not passed, the Board will consider alternative arrangements to appropriately remunerate and incentivize Dr. Behrenbruch.

Other terms applicable to both items 4(a) and 4(b)

This section sets out other key terms applicable to both the grant of SRs under item 4(a) and the grant of PSARs under item 4(b).

Dealing and disposal restrictions

SRs and PSARs may not be sold, transferred, mortgaged, charged or otherwise dealt with or encumbered, except by force of law or if the Board determines otherwise. In general, shares allocated following the exercise of SRs or PSARs are not subject to any specific trading restrictions other than the general restrictions set out in the Company's Securities Dealing Policy.

Change of control

In the event of a change of control of the Company, the Board may determine that all or a specified number of SRs or PSARs will vest in accordance with the Company's EIP Rules. The Board also has discretion to determine the treatment of vested SRs or PSARs where a change of control occurs.

Malus and clawback

Under the EIP Rules, the Board has broad powers to determine that unvested or unexercised SRs or PSARs lapse, any shares allocated on vesting are forfeited, or that cash amounts are to be repaid in certain circumstances (such as dishonesty, fraud, gross misconduct, or breach of duties or obligations to Telix).

Corporate actions

Under the EIP Rules, the Board may grant additional SRs or PSARs or make any adjustments to the terms of a SR or PSAR it considers appropriate to minimize or eliminate any material advantage or disadvantage to a participant resulting from a corporate action such as a return of capital or capital reconstruction.

Information required by Listing Rule 10.15

For the purposes of Listing Rule 10.15, the following information is provided in relation to items 4(a) and 4(b):

- Dr. Behrenbruch is the only Director entitled to participate in and receive SRs and PSARs under the EIP;
- under the EIP, Dr. Behrenbruch was previously issued with 403,977 PSARs, at nil acquisition price. Of this total, 93,114 have vested, 46,558 have been forfeited and 264,305 remain in the testing period;
- there is no loan associated with the grant or exercise of the 2024 SRs or 2025 PSARs;
- Shares issued (if any) on vesting and exercise of the 2024 SRs and 2025 PSARs will rank equally, and have the same rights and privileges as, with fully paid ordinary Shares of the Company;
- details of any securities issued under the Company's EIP will be published in Telix's Annual Report relating to the period in which they were issued along with a statement that approval for the issue was obtained under Listing Rule 10.14; and
- any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the Company's EIP after items 4(a) and/or 4(b) are approved and who were not named in the Notice of Meeting will not participate until approval is obtained under Listing Rule 10.14, or an exception under Listing Rule 10.16 applies.

Voting exclusions apply to items 4(a) and 4(b) and are set out on page 6 of the Notice of Meeting.

Board recommendation

The Directors (other than Dr. Behrenbruch) unanimously recommend that Shareholders vote in favor of item 4(b).

Item 5 – Adopt the U.S. Employee Stock Purchase Plan Rules

Background

The Board has adopted the Telix Pharmaceuticals (U.S.) Inc. (**Telix (U.S.)**) Employee Stock Purchase Plan Rules (**U.S. ESPP**) to provide eligible employees of Telix (U.S.) with an opportunity to purchase Telix American Depository Shares (**ADSs**) and to otherwise incentivize eligible employees. Telix ADSs trade on Nasdaq under the symbol "TLX", with each ADS representing one Share. Shareholder approval is being sought to enable Telix to make offers under the U.S. ESPP to Telix (U.S.) employees in accordance with U.S. legal requirements, for the purposes of Listing Rule 7.2, Exception 13 and for all other purposes.

Summary of U.S. ESPP terms

General

The U.S. ESPP comprises two distinct components in order to provide flexibility to grant options to purchase ADSs under the U.S. ESPP. Specifically, the U.S. ESPP authorizes the grant of options to employees of Telix (U.S.) that are:

- intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Internal Revenue Code of 1986, as amended (**Code**) (**Section 423 Component**); and
- not intended to be tax-qualified under the Section 423 of the Code to provide flexibility to achieve tax, securities laws or other objectives (**Non-Section 423 Component**).

The Section 423 Component of the US ESPP requires Shareholder approval to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code, which allows discounted share rights to be offered to US employees. In order for the Section 423 Component to qualify for US federal tax treatment under Section 423 of the Code, Shareholders must approve the US ESPP within 12 months of adoption by the Board. Subsequent Shareholder approval will be required any time there is a material amendment to the US ESPP that would be considered the "adoption of a new plan" (for example, an increase in shares authorized for issuance).

The Non-Section 423 Component allows the US ESPP to grant options that do not qualify as an "employee stock purchase plan" under Section 423 of the Code; such options shall be granted pursuant to rules, procedures or sub-plans adopted by the Administrator designed to achieve tax, securities laws or other objectives for a Participating Company and Eligible Employees. This may include for example, where a participant is employed by the US entity but relocated and worked from Canada, and remained eligible to participate in the U.S. ESPP.

Administration

The Board, or a Committee of the Board, will be the administrator of the U.S. ESPP (**Administrator**) and has authority to interpret the terms of the U.S. ESPP and determine eligibility of participants. The People Committee will be the initial Administrator of the U.S. ESPP.

Shares available for awards

Under the US ESPP, a total of 1,351,000 ADSs are authorized for issuance over the initial three year period. This number of ADSs may be adjusted upon changes in the capitalization of Telix. The ADSs purchased under the U.S. ESPP may be satisfied by ADSs bought on market, new issue, recycled, or otherwise acquired for purposes of the U.S. ESPP.

Eligibility

Employees who have been continuously employed by Telix (U.S.) for at least six months prior to the enrollment date (as determined by the Administrator), and whose customary employment is 20 hours or more per week, are eligible to participate in the U.S. ESPP. However, an employee may not be granted an option to purchase ADSs under the U.S. ESPP if the employee, immediately after the grant, would own (directly or through attribution) Shares and/or ADSs, that in aggregate, would possess 5% or more of the total combined voting power or value of all classes of the Company's securities or shares of any of the Company's subsidiaries.

Offering periods and purchase price

ADSs will be offered under the U.S. ESPP during offering periods. Eligible participants will be able to enroll in the U.S. ESPP during a specified enrollment period each calendar year, with each plan year commencing on 1 January (other than the first plan year for calendar year 2025, which commenced on 1 April 2025). Starting in calendar year 2026, Telix expects there will be a series of sequential offering periods, with the first offering period commencing on or around 1 January of each calendar year and ending on or before 30 September of that same year; with the second offering period commencing on or around 1 January and ending on or before 15 March of the following calendar year.

Within each offering period, there will be a six month contribution period, starting on 1 January and 1 July of each calendar year, respectively, within which employee payroll deductions will be collected from participants and accumulated under the plan for the applicable offering period. If permitted by the Administrator to comply with non-U.S. requirements for the Non-Section 423 Component, in lieu of payroll deductions, the Administrator may provide that an eligible employee may elect to participate via cash, cheque or other means acceptable to the Administrator. Employee contributions will be used to allocate ADSs (via purchase on market or new issue of ADSs) on each exercise date during an offering period. The exercise dates for each offering period will be the final trading day in the offering period.

The U.S. ESPP permits participants to have contributions made during the contribution periods to be expressed, at the Board's sole discretion, as a US$ amount with the minimum and/or maximum US$ amount to be specified by the Company. These contributions will be used to purchase ADSs. The Administrator may establish a minimum or maximum amount of contributions a participant may make, and the minimum or maximum number of ADSs that may be purchased during any offering period. In addition, no employee will be permitted to accrue an option to purchase ADSs under the Section 423 Component at a rate in excess of US$25,000 worth of ADSs during any calendar year (determined at the fair market value per ADSs as of the beginning of each offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase ADSs. An option will be exercised automatically at the end of the applicable offering period to the extent of the payroll deductions accumulated during the offering period. The purchase price of the ADSs will be 85% (or such greater percentage, if determined by the Administrator prior to the offering period) of the lower of the fair market value of ADSs on the first trading day of the offering period or on the exercise date. The fair market value of ADSs for this purpose will generally be the closing price of the Company's ADSs on Nasdaq on the first trading day of the offering period or on the exercise date, as applicable.

The Administrator may, in its discretion, modify the terms of future offering and contribution periods.

Participant modification, withdrawal or termination

Participants may voluntarily end their participation in the U.S. ESPP at any time during a contribution period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to

purchase ADSs. Participants will not be permitted to modify their plan year contributions following close of the specified enrollment period. Participation ends automatically upon a participant's termination of employment. A participant's contributions will roll over in each new plan year until termination of participation, or modification or discontinuance of contributions consistent with the terms of the U.S. ESPP. Where participants depart and hold ADSs subject to the restriction period, there is no acceleration of the period, they need to wait until the usual date for their ADSs to become available to them.

Transfer of rights

A participant may not transfer, assign, pledge or otherwise dispose of contributions made or rights granted under the U.S. ESPP other than in the event of the death of a participant, in which case such participant's contributions will be delivered to the executor or administrator of the estate of the participant. The Administrator will have the discretion at its election to impose a holding period during which the sale of Shares issued under the U.S. ESPP will be restricted. During the initial offering period, the terms of the U.S. ESPP require the Administrator to impose an approximately 18-month holding period from each exercise date, during which the sale of ADSs issued under the U.S. ESPP will be restricted from transfer. Except for the aforementioned transfer restrictions, once ADSs have been delivered to participants, such participants will have all of the rights and privileges applicable to other holders of ordinary Shares and ADSs and no further restrictions on dealing with the ADSs will apply (subject to the requirements of the Company's Securities Dealing Policy).

Changes to Shares or capital structure

Subject to any required Shareholder approval, in the event that there is a specified type of change in the Company's capital structure, such as a Share split, Share dividend, or combination or reclassification of the Shares, proportionate adjustments will be made to the number of ADSs reserved under the U.S. ESPP, the price of ADSs that any participant has elected to purchase, and any other variables tied to the number of ADSs or the per ADS purchase price which the Administrator determines should be adjusted.

Change of Control

Adjustments required related to changes in capitalization shall be made by the Company, whose determination in that respect shall be final, binding and conclusive.

Amendment and termination

The Administrator may amend, suspend or terminate the U.S. ESPP at any time without the consent of the participant. However, to the extent that Shareholder approval is required under applicable tax, securities, stock exchange or other laws or rules, no amendment may be made without such approval.

Information provided in accordance with the Listing Rules

Listing Rule 7.1 prohibits an entity from issuing more than 15% of its securities in any 12-month period without obtaining Shareholder approval (unless an exception applies). Listing Rule 7.2, Exception 13 provides that an issue of securities under an employee incentive scheme will not count towards the 15% placement capacity if, within three years before the issue date, holders of ordinary securities have approved the issue of securities under the scheme as an exception to Listing Rule 7.1.

If item 5 is passed, issues of securities under the U.S. ESPP will fall under Listing Rule 7.2, Exception 13 and will not affect the Company's ability to separately issue up to 15% of its total ordinary securities in any 12-month period without having to obtain Shareholder approval.

If item 5 is not passed and the Company determines to proceed with the U.S. ESPP, the issue of securities under the U.S. ESPP will be included in calculating the Company's 15% capacity in Listing Rule 7.1, effectively decreasing the number of equity securities it can issue without Shareholder approval over the 12-month period following any issuances under the U.S. ESPP.

An approval under item 5 is only available to the extent that:

- the number of equity securities issued under the U.S. ESPP does not exceed the maximum number of securities proposed to be issued as set out in these Explanatory Notes; and
- there is no material change to the terms of the U.S. ESPP.

No securities have been previously issued under the U.S. ESPP.

For the purposes of Listing Rule 7.2, exception 13, the maximum number of equity securities proposed to be issued under the U.S. ESPP following the approval over the three years following the AGM is 1,351,000.

Voting exclusions apply to item 5 and are set out on page 6 of the Notice of Meeting.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favor of item 5.

Item 6 – Approve an increase to the maximum aggregate remuneration for Non-Executive Directors

Shareholder approval is sought to increase the maximum aggregate remuneration (**fee pool**) for NEDs by A$450,000 from A$1,350,000 to A$1,800,000. Subject to Shareholder approval, the increase will allow NEDs to be paid remuneration up to this amount in aggregate in any given year in a manner determined by the Board from time to time.

Under Listing Rule 10.17, the fee pool for NEDs may only be increased with Shareholder approval, and under Rule 8.3(a) of the Constitution the total aggregate remuneration paid to NEDs must not exceed in any financial year the amount fixed by the Company in a general meeting.

Background and rationale

The current fee pool was approved by Shareholders at the Company's AGM in 2024. Over the past year, Telix has undergone transformational change, including continued international expansion of its business, particularly in the U.S. (including as a result of strategically significant inorganic acquisitions), and has become dual listed on Nasdaq. Further, an orderly renewal of the Board has progressed, with the retirement of Kevin McCann as Chairman immediately following the AGM to be succeeded by Tiffany Olson as Board Chair. The Board has also appointed Marie McDonald and Anne Whitaker, who being eligible, are proposed to be elected by Shareholders as Telix Directors at this AGM.

In a competitive global talent market, it is very important that Telix remains able to attract and retain Directors with the appropriate experience, expertise, skills and diversity to oversee Telix's business and strategic direction. Accordingly, the remuneration for NEDs must remain competitive.

The Board seeks Shareholder approval to increase the fee pool in order to:

- ensure Telix maintains the ability to remunerate competitively and attract and retain high caliber NEDs;
- allow for some growth in NED remuneration in the future to reflect market competitiveness for NEDs with the skills and experience appropriate for Telix's business; and
- provide flexibility to appoint further NEDs as appropriate in light of the scope and complexity of Telix's business, and establish further fee paying Board Committees.

As disclosed in section 9.2 of the 2024 Remuneration report, NED remuneration (inclusive of superannuation as applicable) for 2024 was as follows, noting NEDs do not receive any performance-based remuneration:

Board and Committee fees	Chair	Member
Board	A$230,000	A$115,000
Audit and Risk Committee	A$30,000	A$10,000
People, Culture, Nomination and Remuneration Committee	A$20,000	A$10,000

As detailed in section 9.4 of the 2024 Remuneration report, the Board with assistance from the People, Culture, Nomination and Remuneration Committee (**PCNRC**) determined it appropriate to increase NED fees effective 1 January 2025 as follows, adopting a consistent approach with Executive KMP and paying 80 - 120% of the market median of Mercer's benchmarking. This decision was made in light of Telix's recent growth, including its market capitalization, dual listing on Nasdaq and current NED remuneration remaining below the market midpoint:

Board and Committee fee	Chair	Member
Board	A$360,000	A$180,000
Audit and Risk Committee	A$36,000	A$18,000
People Committee[1]	A$36,000	A$18,000

1. Effective 3 March 2025, the Board dissolved the PCRNC and established the People Committee and Nomination Committee. The Nomination Committee and Disclosure Committee are non-fee paying Committees.

To balance the expectations of Shareholders and NEDs domiciled in the U.S., including to ensure NED remuneration and NED equity holdings in Telix are aligned with long-term Shareholder interests, the Board has adopted a new NED Rights Plan. Under the NED Rights Plan, NEDs can choose to salary sacrifice up to 40% of their fees in any given year to acquire equity (rights convertible to Shares) in Telix. The NED Rights Plan may assist NEDs to meet the new NED minimum shareholding policy which requires NEDs to hold 100% of their base Board fees (excluding Committee fees) within 3 years of appointment to the Board, or within three years of the introduction of the policy (being 1 January 2025), whichever is later.

If NEDs choose not to participate in the NED Rights Plan they will not receive any NED fees in addition to those noted in the table above, or as otherwise determined by the Board within the fee pool. For NEDs participating in the NED Rights Plan, they will receive ordinary Shares (other than U.S. NEDs). U.S. NEDs participating in the NED Rights Plan will receive ADSs instead of Shares. Any Shares and ADSs allocated to NEDs during the financial year ending 31 December 2025 will be sourced on market, and it is intended that any future allocations will also be sourced on market. Further details on the NED Rights Plan and any associated equity allocations to NEDs will be provided in the Company's 2025 Remuneration report.

Although an increase in the NED fee pool is being sought, it does not imply that the full amount will be used. The fee pool is a cap on the maximum annual fees that the Company is permitted to pay to its NEDs in any one financial year.

If item 6 is passed, the aggregate annual remuneration pool for NEDs will change from A$1,350,000 to A$1,800,000, representing an increase of A$450,000.

If item 6 is not passed, the aggregate annual remuneration pool for NEDs will remain at A$1,350,000.

Information provided in accordance with Listing Rule 10.17

The following information is provided in relation to the proposed increase to the aggregate remuneration of NEDs in accordance with Listing Rule 10.17:

- on 18 May 2022, 52,070 Share Appreciation Rights were issued to Ms. Tiffany Olson, in accordance with the Shareholder approval of the issue obtained at the 2022 AGM; and
- there have been no other securities issued to a NED under Listing Rules 10.11 or 10.14 with the approval of Shareholders at any time within the preceding three years.

Voting exclusions apply to item 6 and are set out on pages 6 and 7 of the Notice of Meeting.

Board recommendation

In the interests of corporate governance, the Directors abstain from providing a recommendation in relation to item 6.

Item 7 - Ratify the prior issue of ImaginAb Consideration Shares

Background and summary of ImaginAb Acquisition

On 13 January 2025, Telix announced that it had entered into an asset purchase agreement with ImaginAb Inc. (**ImaginAb**) to acquire a pipeline of next-generation therapeutic candidates, a proprietary novel biologics platform and a protein engineering and discovery research facility to enhance existing innovation capabilities (**ImaginAb Acquisition**).

The ImaginAb Acquisition adds a pipeline of early-stage drug candidates against high-value targets, as well as several other novel targets in early discovery stage. Telix believes that these next generation drug candidates fit synergistically with Telix's therapeutics pipeline, enabling expansion to future therapy areas with unmet clinical need. The acquired intellectual property utilizes small engineered antibody formats that enable highly specific cancer targeting, combined

with fast tumor uptake and blood clearance. This technology has the potential to be highly effective for imaging and treating tumors with a broad range of radioisotopes, with alpha emitters of particular interest.

The ImaginAb Acquisition also includes a state-of-the-art research facility in California, U.S., staffed by a talented team of discovery, protein engineering and radiopharmaceutical development experts who joined the Company on the ImaginAb Acquisition closing.

Together, these assets (including team) will provide Telix with further in-house capabilities in antibody engineering and preclinical development, as well as a novel biologics platform to create the next generation of Telix precision medicine and therapeutic products, beyond the pre-acquisition clinical stage pipeline.

Pursuant to the terms of the ImaginAb Acquisition, Telix (through its wholly-owned subsidiary Telix Targeting Technologies, Inc.) agreed to pay a purchase price comprising:

- US$31 million, which was paid in Telix Shares on completion;
- US$10 million, which was paid in cash on completion;
- a deferred payment of up to US$4 million, to be paid in Telix Shares at the conclusion of a 15 month indemnity period post-completion, subject to set-off of any substantiated claims by Telix above a threshold amount;
- a further up to US$185 million in earn-out payments, subject to the achievement of specific key development and commercial milestones; and
- royalties on net sales in the low single digits on a limited number of platform and early-stage products after the first four products have been developed, as well as single-digit sublicense fees (as applicable).

The ImaginAb Acquisition completed on 31 January 2025.

On 31 January 2025, Telix issued a total of 2,053,311 Shares to ImaginAb, representing US$31 million of consideration converted to approximately A$50.034 million (using a US$:A$ exchange rate of 1:1.614), at an effective issue price of A$24.3745 per Share (**ImaginAb Consideration Shares**). The balance of the upfront purchase price (US$10 million) was paid in cash.

The ImaginAb Consideration Shares were issued subject to the following voluntary escrow restrictions:

- 33.33% of the ImaginAb Consideration Shares, being 684,437 Shares, were subject to voluntary escrow for 60 days from the date of issue and were subsequently released from voluntary escrow on 1 April 2025;
- 33.33% of the ImaginAb Consideration Shares, being 684,437 Shares, are subject to voluntary escrow for 90 days from the date of issue; and
- 33.33% of the ImaginAb Consideration Shares, being 684,437 Shares, are subject to voluntary escrow for 120 days from the date of issue.

In addition, up to US$60 million of the earn-out payment was implemented via the issue of a total of 3,914,631 performance rights to ImaginAb. Each ImaginAb Right represents a 'Face Value' of approximately US$15.3271 (for a total of up to US$60 million). See item 8 below in relation to the ImaginAb Rights.

Telix's MD & CEO, Dr. Behrenbruch, is a non-affiliated Shareholder of ImaginAb, holding less than 1% of its capital stock as his only interest in the company. Dr. Behrenbruch abstained from the transaction process and the Board's approval of the arm's length acquisition. Dr. Behrenbruch has voluntarily elected, via a binding undertaking, to donate any enrichment from the transaction as a result of his shareholding to charity.

Listing Rules 7.1 and 7.4

Broadly speaking, subject to a number of exceptions prescribed in Listing Rule 7.2, Listing Rule 7.1 limits the number of securities that a company may issue without Shareholder approval over any 12-month period to 15% of the total number of Shares that the company had on issue at the start of the 12 month period (**15% Placement Capacity**).

Listing Rule 7.4 allows for Shareholders to subsequently approve an issue of, or agreement to issue, securities, provided the issue did not breach Listing Rule 7.1 at the time of issue or agreement to issue. If Shareholders subsequently approve the issue or agreement to issue under Listing Rule 7.4, the issue or agreement to issue is taken to have been approved under Listing Rule 7.1 and so does not reduce the company's capacity to issue further equity securities without Shareholder approval under Listing Rule 7.1.

Summary of item 7 and Listing Rule 7.5 disclosures

The issue of the ImaginAb Consideration Shares to ImaginAb did not fit within any of the exceptions in Listing Rule 7.2 and, as the issue has not yet been approved by Shareholders, these Shares are using up part of Telix's 15% Placement Capacity. This reduces Telix's capacity to issue further equity securities without Shareholder approval under Listing Rule 7.1 for the 12 month period following the agreement to issue the ImaginAb Consideration Shares (i.e. until 13 January 2026).

If item 7 is passed, the ImaginAb Consideration Shares will be excluded in calculating Telix's 15% Placement Capacity, effectively increasing the number of equity securities it can issue without obtaining Shareholder approval over the 12 month period following the agreement to issue the ImaginAb Consideration Shares.

If item 7 is not passed, the ImaginAb Consideration Shares will be included in calculating Telix's 15% Placement Capacity, effectively decreasing the number of equity securities it can issue without obtaining Shareholder approval over the 12 month period following the issue of the ImaginAb Consideration Shares. Failure to pass item 7 would limit the flexibility of Telix to pursue potential future near term strategic transactions.

For the purposes of Listing Rule 7.5, the following information is provided in relation to item 7:

- the ImaginAb Consideration Shares were issued to ImaginAb;
- ImaginAb is not a related party of Telix, member of Telix's KMP, substantial holder or advisor to Telix, nor is it an associate of any of these classes of persons;
- a total of 2,053,311 Shares were issued as ImaginAb Consideration Shares;
- all of the ImaginAb Consideration Shares were issued on 31 January 2025;
- the ImaginAb Consideration Shares were issued to satisfy Telix's obligation to pay ImaginAb a total of US$31 million in Telix Shares. Accordingly, Telix did not realize any cash proceeds by virtue of the issue of the ImaginAb Consideration Shares;
- the number of ImaginAb Consideration Shares was calculated by:
  - converting US$31 million from U.S. dollars to Australian dollars at an agreed conversion rate of approximately 1:614 for a total of approximately A$50.034 million; and
  - dividing this amount by an agreed volume weighted average price of Shares at the time (of approximately A$24.3745), to derive a total of 2,053,311 Shares (with minor differences as a result of rounding);
- a summary of the key terms of the ImaginAb Acquisition agreement is contained in these Explanatory Notes and **Annexure A**. See also the Company's announcements relating to the ImaginAb Acquisition, which are available at asx.com.au and on Telix's website: https://telixpharma.com; and
- a voting exclusion statement is included in the Notice of Meeting on page 7.

Board recommendation

The Directors (other than Dr. Behrenbruch for the reasons set out in the Explanatory Notes in relation to item 7) unanimously recommend that Shareholders vote in favor of item 7.

Item 8 – Ratify the prior issue of ImaginAb Rights

Background and summary of ImaginAb Acquisition

The ImaginAb Acquisition is described in item 7 of the Explanatory Notes.

ImaginAb Rights

As noted in item 7 of the Explanatory Notes, part of the potential earn-out payment under the ImaginAb Acquisition was implemented via the issue of performance rights, referred to as **ImaginAb Rights**, with a maximum aggregate value of up to US$60 million (assuming satisfaction of all of the performance milestones).

On 31 January 2025, a total of 3,914,631 ImaginAb Rights were issued to ImaginAb. Each ImaginAb Right represents a 'Face Value' of approximately US$15.3271 (for a total of US$60 million).

The terms of issue of the ImaginAb Rights, including the formula by which they may be settled in Telix Shares, are set out in detail in **Annexure A**.

Listing Rules 7.1 and 7.4

Refer to item 7 Explanatory Notes for a description of Listing Rules 7.1 and 7.4.

Summary of item 8

The ImaginAb Rights have been issued in four tranches of US$15 million each, corresponding to four different milestone events. On satisfaction of the relevant milestone condition for each tranche, the ImaginAb Rights may be settled in cash or Telix Shares at Telix's election and accordingly are considered to be equity securities for the purposes of Listing Rule 7.

The issue of the ImaginAb Rights to ImaginAb did not fit within any of the exceptions in Listing Rule 7.2 and, since it has not yet been approved by Shareholders, is using up part of Telix's 15% Placement Capacity. This reduces Telix's capacity to issue further equity securities without Shareholder approval under Listing Rule 7.1 for the 12 month period following the agreement to issue the ImaginAb Rights (i.e. until 13 January 2026).

Each ImaginAb Right represents a 'face value' of US$15.3271, being the US$ face value that most closely reflects the value of one Telix Share at the time of issue. If a milestone event occurs and Telix elects to settle a tranche of ImaginAb Rights in Telix Shares rather than cash, the number of Shares will be calculated as follows:

- first, by converting the face value (of US$15 million) of the tranche of ImaginAb Rights that have been satisfied (via the satisfaction of the relevant milestone condition) into Australian dollars using the Reserve Bank of Australia foreign exchange rate on the date that the relevant milestone event occurs (**ImaginAb Conversion Rate**); and
- second, by dividing that Australian dollar amount by the 20-day volume weighted average price of Shares up to the date that the relevant milestone event occurs (**ImaginAb VWAP**).

Assuming all of the milestone events occur and Telix elects to issue shares to settle all of the ImaginAb Rights, the number of Shares to be issued will vary depending on the ImaginAb Conversion Rate and ImaginAb VWAP at the time of issue of any Shares.

The table below sets out a sensitivity analysis based on the assumption that all of the milestone events occur and the US$60 million of the ImaginAb Rights are settled via the issue of Shares at:

- various ImaginAb VWAPs of: A$20.00, A$30.00 and A$40.00; and
- various ImaginAb Conversion Rates of (US$:A$): 1.25 (approximately A$:US$ 0.80); 1.50 (approximately A$:US$ 0.67); and 1.75 (approximately A$:US$ 0.57).

		ImaginAb VWAP		
		A$20.00	**A$30.00**	**A$40.00**
ImaginAb Conversion Rate (US$:A$) **Note: A$:US$ rate in brackets**	**1.25 (0.80)**	3,750,000 Shares	2,500,000 Shares	1,875,000 Shares
	1.50 (0.67)	4,500,000 Shares	3,000,000 Shares	2,250,000 Shares
	1.75 (0.57)	5,250,000 Shares	3,500,000 Shares	2,625,000 Shares

Accordingly, on the basis of the assumptions set out above:

- a minimum of 1,875,000 Shares would be issued on conversion of all of the ImaginAb Rights into Shares, representing an increase of approximately 0.56% in the number of issued Shares (being 336,872,308 shares as at 13 March 2025 and assuming no further issues of shares); and
- a maximum of 5,250,000 Shares would be issued on conversion of all of the ImaginAb Rights into Shares, representing an increase of approximately 1.54% in the number of issued Shares (being 336,872,308 Shares as at 13 March 2025 and assuming no further issues of Shares).

The final number of Telix Shares that may be issued (assuming conversion of all of the ImaginAb Rights into shares) may be lower than the assumed minimum, or higher than the assumed maximum, depending on the ImaginAb VWAP and ImaginAb Conversion Rate at the time(s) of conversion of the ImaginAb Rights.

Further, Telix may elect to satisfy some or all of the ImaginAb Rights via cash payments rather than the issue of Telix Shares.

To the extent that one or more milestone events do not occur, no Shares will be issued and no cash payments will be made in respect of the relevant ImaginAb Rights.

If item 8 is passed, the US$60 million worth of ImaginAb Rights (representing 3,914,631 Shares at the time of issue of the ImaginAb Rights) will be excluded in calculating Telix's 15% Placement Capacity, effectively increasing the number of equity securities it can issue without obtaining Shareholder approval over the 12 month period following the agreement to issue the ImaginAb Rights.

There is no floor on the price at which Shares may be issued on conversion of the ImaginAb Rights. Accordingly, if one or more milestone events occur within five years of the issue date of the ImaginAb Rights and Telix elects to issue Shares to settle the relevant ImaginAb Rights, the ImaginAb Rights could be highly dilutive to existing Shareholders if the VWAP of Telix Shares falls substantially over the period from the issue date of the ImaginAb Rights to the issue of Shares on settlement of the relevant ImaginAb Rights.

If item 8 is not passed, the ImaginAb Rights will be included in calculating Telix's 15% Placement Capacity, effectively decreasing the number of equity securities it can issue without obtaining Shareholder approval over the 12 month period following the agreement to issue the ImaginAb Rights (i.e. until 13 January 2026). Failure to pass item 8 would limit the flexibility of Telix to pursue potential near term strategic transactions.

Listing Rule 7.5 disclosures

For the purposes of Listing Rule 7.5, the following information is provided in relation to item 8:

- the ImaginAb Rights were issued to ImaginAb;
- ImaginAb is not a related party of Telix, member of Telix's KMP, substantial holder or advisor to Telix, nor is it an associate of any of these classes of persons;
- a total of 3,914,631 ImaginAb Rights were issued to ImaginAb in four equal tranches, with each ImaginAb Right representing a 'Face Value' of approximately US$15.3271 (for a total of US$60 million);
- a summary of the material terms of issue of the ImaginAb Rights is provided in **Annexure A**;
- the number of Shares to be issued assuming satisfaction of all of the milestone conditions and conversion of all of the ImaginAb Rights to Shares is calculated by reference to a formula which is described above and in **Annexure A**. Examples of the potential dilution in a range of different scenarios is provided above;
- all of the ImaginAb Rights were issued on 31 January 2025;
- the ImaginAb Rights were issued to satisfy Telix's earn-out obligations to pay ImaginAb a total of up to US$60 million in cash or Telix Shares, subject to the satisfaction of the milestone conditions set out in **Annexure A**. Accordingly, Telix did not realize any cash proceeds by virtue of the issue of the ImaginAb Rights and will not realize any cash proceeds from the conversion of the ImaginAb Rights into Shares;
- a summary of the key terms of the ImaginAb Acquisition agreement is contained in item 7 of the Explanatory Notes and **Annexure A**. See also the Company's announcements relating to the ImaginAb Acquisition, which are available at asx.com.au and on Telix's website: telixpharma.com; and
- a voting exclusion statement is included in this Notice of Meeting on page 7.

Board recommendation

The Directors (other than Dr. Behrenbruch for the reasons set out in the Explanatory Notes in relation to item 7) unanimously recommend that Shareholders vote in favor of item 8.

Item 9 – Ratify the prior issue of Convertible Bonds

Background

On 30 July 2024, Telix announced that it had completed the issue of A$650 million worth of convertible notes/bonds (**Convertible Bonds**).

The key terms of issue of the Convertible Bonds are summarized at **Annexure B** and further details are available in the Cleansing Notice and Offering Circular lodged with ASX on 30 July 2024. Capitalized terms used but not defined in the Explanatory Notes have the meanings given to them in the 'Terms and Conditions of the Notes' contained within the Offering Circular (available at www.asx.com.au).

The Convertible Bonds are convertible into ordinary fully paid Shares in Telix at the Conversion Price. The Initial Conversion Price of the Convertible Bonds is A$24.7775 per Share, which represents a 32.5% premium to the Reference Share Price. The Reference Share Price (A$18.70 per Share) was the clearing price per Share under the 'delta placement' undertaken by Telix in conjunction with the Convertible Bonds offering.

The maximum number of Shares that may be issued on conversion of all of the Convertible Bonds (prior to any adjustments) in ordinary circumstances is 26,233,478.

If a Change of Control of Telix occurs, the Convertible Bonds will be convertible by the holder at the Change of Control Conversion Price. The longer the period from the date that the Change of Control occurs to the Maturity Date of the Convertible Bonds (or the shorter the period from the issue of the Convertible Bonds to the occurrence of the Change of Control), the lower the Change of Control Conversion Price becomes.

At the time of issue of the Convertible Bonds, a maximum of 34,759,358 Shares would have been required to be issued on conversion of all of the Convertible Bonds as a result of a Change of Control (representing a 'Conversion Price' of A$18.70, being the Reference Share Price).

If a Change of Control of Telix occurred on 13 March 2025, a maximum of 26,233,478 Shares would be required to be issued on conversion of all of the Convertible Bonds.

The Conversion Price is also subject to standard anti-dilution adjustments.

The Convertible Bonds bear interest at a rate of 2.375% per annum. Interest is payable quarterly in arrears, on 30 October, 30 January, 30 April and 30 July in each year.

The Convertible Bonds mature on 30 July 2029, unless redeemed, repurchased or converted in accordance with their terms.

The Convertible Bonds are listed on the Official List of Singapore Exchange Securities Trading Limited (**SGX**).

The net proceeds of the issue of the Convertible Bonds provide Telix with funding to bring forward proposed investment in order to accelerate key clinical development programs across Telix's theranostic portfolio. This includes label-expansion studies to expand the market opportunity across Telix's portfolio of diagnostic imaging agents and funding the pivotal trials for kidney and brain cancer therapy programs.

In addition, the funding provides financial flexibility for Telix to explore opportunities and pursue strategically significant M&A transactions and continued investment in global supply chain and manufacturing capabilities.

Since the issue of the Convertible Bonds, Telix has announced and closed the acquisitions of:

- RLS (USA) Inc. (**RLS**), America's only Joint Commission-accredited radiopharmacy network distributing positron emission tomography (PET), single photon emission computed tomography (SPECT) and therapeutic radiopharmaceuticals. Telix will utilize RLS' 31 licensed radiopharmacies located in major metropolitan areas across the U.S. to build a radiometal production and distribution network for key therapeutic and diagnostic isotopes alongside last-mile delivery of finished unit doses in relevant markets;
- new assets targeting Fibroblast Activation Protein (**FAP**), which Telix believes to be one of the most promising pan-cancer targets in nuclear medicine, via a licence agreement with a German company controlled by Professor Roesch, SCV GmbH, and a concurrently-signed asset purchase agreement with Germn company Medianezia GmbH (which collectively hold the intellectual property rights to the FAP assets; and
- ImaginAb – see item 7 of the Explanatory Notes.

Listing Rules 7.1 and 7.4

Refer to Item 7 Explanatory Notes for a description of Listing Rules 7.1 and 7.4.

Summary of item 9 and Listing Rule 7.5 disclosures

The issue of the Convertible Bonds did not fit within any of the exceptions in Listing Rule 7.2 and, as the issue has not yet been approved by Shareholders, the Convertible Bonds are using up part of Telix's 15% Placement Capacity. This reduces Telix's capacity to issue further equity securities without Shareholder approval under Listing Rule 7.1 for the 12 month period following the issue of the Convertible Bonds (i.e. until 30 July 2025).

If item 9 is passed, the Convertible Bonds will be excluded in calculating Telix's 15% Placement Capacity, effectively increasing the number of equity securities it can issue without obtaining Shareholder approval over the 12 month period following the issue of the Convertible Bonds.

If item 9 is not passed, the Convertible Bonds will be included in calculating Telix's 15% Placement Capacity, effectively decreasing the number of equity securities it can issue without obtaining Shareholder approval over the 12 month period following the issue of the Convertible Bonds. Failure to pass item 9 would limit the flexibility of Telix to pursue potential future near term strategic transactions.

For the purposes of Listing Rule 7.5, the following information is provided in relation to item 9:

- the Convertible Bonds were issued to eligible investors identified by J.P. Morgan Securities Plc, the Sole Manager of the offering of Convertible Bonds;
- none of the investors who were issued Convertible Bonds are related parties of Telix, members of Telix's KMP, substantial holders or advisors to Telix, or, as far as Telix is aware, an associate of any of these classes of persons;
- 3,250 Convertible Bonds were issued in denominations of A$200,000 and integral multiples of A$100,000 in excess thereof, with an aggregate face value of A$650 million. Each Convertible Bond is ordinarily convertible at an Initial Conversion Price of A$24.7775 (for a total of 26,233,478 Shares). There is a different Change of Control Conversion Price and standard anti-dilution price adjustments;
- the key terms of issue of the Convertible Bonds are set out in **Annexure B**;
- the Convertible Bonds were issued on 30 July 2024;
- Telix received total proceeds (before costs) of A$650 million from the issue of the Convertible Bonds;
- the purpose of the issue of the Convertible Bonds is set out above in these Explanatory Notes;
- the Convertible Bonds were issued pursuant to the 'Terms of Issue of the Notes', the key terms of which are described in **Annexure B**; and
- a voting exclusion statement is included in this Notice of Meeting on page 7.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favor of item 9.

Item 10 – Re-insert the proportional takeover approval provisions in Telix's Constitution

The Australian Corporations Act permits a company to include in its Constitution provisions which prohibit the registration of a transfer of securities acquired under a proportional takeover bid, provided a resolution is passed by Shareholders.

The Corporations Act states that the provisions will cease to have effect at the end of three years after which they were last approved by Shareholders, unless renewed or re-inserted. The proportional takeover provisions set out in Rule 6 of the Constitution were last renewed at the AGM on 12 May 2020, and therefore have ceased to apply. Accordingly, it is appropriate to consider re-inserting the proportional takeover provisions in the Company's Constitution at this AGM. This is a special resolution and requires at least 75% of the votes cast to be cast in favor of the resolution.

The Directors consider that it is in the best interests of Shareholders to re-insert these provisions in their existing form. Accordingly, a special resolution is being put to Shareholders under section 648G of the Corporations Act to re-insert Rule 6 of the Constitution.

If these provisions are re-inserted by Shareholders, they will be in exactly the same terms as the current provision in Rule 6 of the Constitution and will operate for three years from the conclusion of the AGM. A copy of the Constitution is available on Telix's website at https://ir.telixpharma.com/governance/documents-charters.

What is a proportional takeover bid?

A proportional takeover bid is one where the takeover offer made by a bidder to each Shareholder is only for a proportion of that Shareholder's Shares/stock in the Company – for example, the bidder only makes a bid for 30 per cent of each Shareholder's Shares/stock. The specified proportion must be the same in the case of all Shareholders.

This means that control of the Company may pass without Shareholders having the chance to sell all their Shares/stock to the bidder. The bidder may take control of the Company without paying an adequate amount for gaining control.

To deal with this possibility, a company may provide in its constitution that if a proportional takeover bid is made for Shares/stock in the company, Shareholders must vote on whether to accept or reject the offer and that decision will be binding on all Shareholders.

The benefit of the provision is that Shareholders are able to decide collectively whether the proportional offer is acceptable in principle and it may ensure that any partial offer is appropriately priced.

Effect of the provisions

If Rule 6 is re-inserted and a proportional takeover bid is made, the Directors will be required to convene a General Meeting of Shareholders to vote on a resolution to approve the proportional takeover bid. The resolution must be voted on at least 14 days before the last day of the takeover bid period. The vote is decided on a simple majority. The bidder and any associates of the bidder will be excluded from voting.

If the resolution is not passed, transfers which would have resulted from the acceptance of the bid will not be registered and the bid will be taken to have been withdrawn.

If the resolution is approved or taken to be approved, the transfers must be registered if they comply with the Corporations Act and the Company's Constitution.

If no resolution is voted on at least 14 days before the last day of the takeover bid period, then a resolution to approve the proportional takeover bid will be deemed to have been passed. This effectively means that Shareholders may only prohibit a proportional takeover bid by passing a resolution rejecting the proportional takeover bid.

The proportional takeover provisions do not apply to full takeover bids. The renewed provisions will expire after three years, unless again renewed by Shareholders by a special resolution.

Reasons for proposing resolution

Part 6.5 Subdivision 5C of the Corporations Act permits the inclusion and renewal of proportional takeover provisions in the Constitution.

The Directors consider that Shareholders should continue to have the opportunity to vote on a proposed proportional takeover bid.

Without the provisions in the Constitution, a proportional takeover bid for the Company might enable a bidder to obtain control of the Company without Shareholders having the opportunity to dispose of all their securities. Shareholders may therefore be exposed to the risk of being left as a minority in the Company and the risk of the bidder being able to acquire control of the Company without payment of an adequate control premium for their securities.

The provisions reduce this risk because they give Shareholders the opportunity to decide whether a proportional takeover bid should proceed. If it does proceed, individual Shareholders can make a separate decision as to whether they wish to accept the bid for their securities.

No knowledge of any present acquisition proposals

At the date of this Notice of Meeting, no Director is aware of a proposal by a person to acquire, or to increase the extent of, a substantial interest in the Company.

Review of the advantages and disadvantages of the proportional takeover provisions

The Corporations Act requires Shareholders to be given a statement which retrospectively examines the advantages and disadvantages, for Directors and Shareholders, of the proportional takeover provisions proposed to be renewed.

During the period in which Rule 6 of the Constitution has been in effect there have been no proportional takeover bids made for the Company and the rule has therefore not been activated. Accordingly, there are no actual examples against which to assess the advantages or disadvantages of the proportional takeover provisions for the Directors and Shareholders of the Company. The Directors are not aware of any potential takeover bid that was discouraged by the proportional takeover provisions.

Potential advantages and disadvantages

The provisions enable the Directors to ascertain the views of Shareholders on a proportional takeover bid. Apart from this, there is no specific advantage for Directors (in their capacity as Directors) in renewing the proportional takeover provisions because they remain free to make their own recommendation on whether a proportional takeover bid should be approved or rejected.

The potential advantages of the proportional takeover provisions for Shareholders are:

- they give Shareholders their say, in determining by majority vote, whether a proportional takeover bid should proceed;
- they ensure that all Shareholders will have an opportunity to study a proportional takeover bid proposal and vote on whether it should proceed. This should ensure that the terms of any future proportional bids are structured to be attractive to a majority of independent Shareholders, including appropriate pricing;
- they may assist Shareholders in avoiding being left with a minority interest; and
- knowing the view of the majority of Shareholders may assist individual Shareholders to assess the likely outcome of the proportional takeover bid and whether to approve or reject that bid.

A potential disadvantage of the inclusion of such provisions in the Constitution is that they may make a proportional takeover bid more difficult to achieve and therefore discourage such bids from being made. This in turn may reduce opportunities for Shareholders to sell some of their Shares/stock at an attractive price to persons securing control of the Company and may reduce any speculative element in the market price of the securities arising from the possibility of a takeover offer being made.

Another potential disadvantage is that the provisions may be considered to constitute an additional restriction on the ability of Shareholders to deal freely with their Shares/stock. The Board considers that the potential advantages for members of the proportional takeover provisions outweigh the potential disadvantages.

Board recommendation

The Board considers that, on balance, re-insertion of the proportional takeover provisions in the Constitution is in the best interests of Shareholders and accordingly recommends that Shareholders vote in favor of renewing the proportional takeover provisions.

Glossary

Term	Meaning
15% Placement Capacity	The number of securities that a company may issue without Shareholder approval over any 12-month period to 15% of the total number of Shares that the company had on issue at the start of the 12 month period, as prescribed by Listing Rule 7.1. Refer Item 7 of the Explanatory Notes.
2025 PSARs Value	The value of each 2025 PSAR calculated in accordance with the formula defined in item 4(b) of the Explanatory Notes.
Administrator	The administrator of the U.S. ESPP, being the People Committee of the Board.
ADSs	American Depository Shares represent ownership in Telix's stock traded on Nasdaq. Each ADS represents one Share in Telix.
AGM, or Meeting	The annual general meeting of Shareholders for 2025, as convened by the Notice of Meeting.
ASX	ASX Limited or the securities exchange it operates (as the context requires).
Board	The board of Directors of Telix.
Chairman	The chairman of the AGM.
Closely Related Parties	A closely related party of a member of the KMP means: a. a spouse or child of the member;

Term	Meaning
	b. a child of the member's spouse; c. a dependent of the member or a member's spouse; d. anyone else who is one of the member's family and may be expected to influence the member, or be influenced by the member, in the member's dealings with the Company; e. a company the member controls; or f. a person prescribed by the *Corporations Regulations 2001* (Cth).
Convertible Bonds	As defined in item 9 of the Explanatory Notes. Capitalized terms used in connection with the Convertible Bonds but not defined in the Explanatory Notes have the meanings given to them in the 'Terms and Conditions of the Notes' contained within the Offering Circular lodged with ASX on 30 July 2024 (available at www.asx.com.au).
Constitution	The constitution of Telix.
Corporations Act	The *Corporations Act 2001* (Cth).
Director	A director of Telix.
EIP	Equity Incentive Plan of Telix.
Explanatory Notes	The explanatory notes to the Notice of Meeting.
EBITDAR	Earnings before interest, taxes, depreciation, amortization and research and development expenses. Telix uses various non-IFRS information, including adjusted EBITDAR, to reflect its underlying performance. For further information, the reconciliation of non-IFRS financial information to Telix's statutory measures, reasons for usefulness and calculation methodology, refer to the Alternative performance measures section in Telix's 2024 Annual Report.
FAP	Fibroblast Activation Protein.
Fee pool	The maximum aggregate remuneration for NEDs in any given year.
ImaginAb	ImaginAb, Inc.
KMP	Key Management Personnel, as defined in the Listing Rules.
Listing Rules	The Listing Rules of ASX.
LTVR	Long term variable remuneration.
MD & CEO	Telix's Managing Director and Group Chief Executive Officer, Dr. Christian Behrenbruch.
Milestone Event	As defined in Annexure A.
Nasdaq	Nasdaq Global Select Market.
NED	A non-executive director of Telix.
Non-Section 423 Component	The portion of the US ESPP not intended to qualify for favorable tax treatment pursuant to Section 423 of the Internal Revenue Code of 1986, as amended. Refer item 5 of the Explanatory Notes.
Notice of Meeting	This Notice of Meeting convening the AGM, which includes (as the context requires) the Chairman's Letter, the Explanatory Notes, this Glossary and the proxy form.
PCNRC	People, Culture, Nomination and Remuneration Committee.
PSAR, 2025 PSAR	As defined in item 4 of the Explanatory Notes. A Performance Share Appreciation Right, being a Share Appreciation Right (as defined in the EIP) with performance conditions issued under the EIP.
Remuneration report	The Remuneration report contained in the Company's 2024 Annual Report.
RLS	RLS (USA), Inc.
SEC	Securities and Exchange Commission.
Section 423 Component	The portion of the U.S. ESPP intended to qualify for favorable tax treatment pursuant to Section 423 of the Internal Revenue Code of 1986, as amended. Refer item 5 of the Explanatory Notes.
Share	Unless stated otherwise, a fully paid ordinary share in Telix.
Shareholder	A holder of Telix ordinary shares listed on ASX or Telix American Depositary Shares listed on Nasdaq
STVR	Short term variable remuneration.
Telix	Telix Pharmaceuticals Limited ACN 616 620 369 (and, when the context requires, its wholly-owned direct and indirect subsidiaries).
Telix (U.S.)	Telix Pharmaceuticals (U.S.) Inc.

Term	Meaning
TFR	Total fixed remuneration.
TTR	Total target remuneration.
U.S.	United States of America.
U.S. ESPP	Employee Stock Purchase Plan Rules for employees of Telix (U.S.).
Venue	The venue of the AGM, being The Wesley Conference Centre, Lyceum Room, 220 Pitt Street, Sydney NSW 2000.
VWAP	Volume weighted average price.

Annexure A – Summary of Terms of Issue of ImaginAb Rights

1. A total of 3,914,631 ImaginAb Rights were issued to ImaginAb in four equal tranches, with each ImaginAb Right representing a 'Face Value' of approximately US$15.3271 (for a total aggregate value of US$60 million).
2. The four tranches of ImaginAb Rights correspond to the first four products that meet the following milestone: final administration of the product with the last patient in the first Phase 2 Study for the product in accordance with the study protocol approved by Telix (**Milestone Event**).
3. The ImaginAb Rights will fully vest and be capable of conversion to Telix shares on the achievement of the applicable Milestone Event, or such earlier date that Telix determines. On satisfaction of the Milestone Events, Telix may elect to: (i) pay a cash amount representing the face value of the ImaginAb Rights that have been satisfied; or (ii) satisfy the ImaginAb Rights via the issue of Telix Shares.
4. The number of any Telix Shares to be issued on satisfaction of a tranche of ImaginAb Rights is calculated by:
   a. First, determining the face value of the tranche of ImaginAb Rights that have been satisfied (via the occurrence of the Milestone Event by a particular time) (the face value of each tranche is US$15 million).
   b. Second, converting that amount into A$ using the Reserve Bank of Australia conversion rate on the date that the ImaginAb Rights are satisfied.
   c. Third, dividing that A$ amount by the 20-day volume weighted average price of Telix Shares up to the date of satisfaction of the Milestone Event.
5. Each ImaginAb Right has a US$-denominated face value which was determined at the time of issue of the ImaginAb Rights as being the value that most-closely represents one Telix Share at the time (calculated in accordance with the formula in paragraph 4 above).
6. Telix will apply for quotation of any Shares issued on satisfaction of the ImaginAb Rights. Any such Shares will be fully paid ordinary Shares and will not be subject to escrow restrictions.
7. No Telix Shares may be issued to satisfy any ImaginAb Rights after the five-year anniversary of the issue date of the ImaginAb Rights.
8. The ImaginAb Rights are not transferrable, unless the transfer is approved by Telix and the ASX.
9. If there is a Change of Control of ImaginAb, Inc., the ImaginAb Rights cannot be satisfied via the issue of Telix Shares and must be cash settled.
10. If there is a Change of Control or delisting from the ASX of Telix, to the extent that ImaginAb Rights have not been satisfied at the time but are subsequently satisfied, ImaginAb Rights cannot be satisfied via the issue of Telix Shares and must be cash settled.
11. The ImaginAb Rights will not be quoted on ASX or any other securities exchange.
12. Holders of ImaginAb Rights will not be entitled to participate in new issues of securities offered to holders of Shares such as bonus issues and entitlement issues.
13. ImaginAb Rights do not confer on the holder:
    a. an entitlement to vote, except as otherwise required by law;
    b. any entitlement to a dividend, whether fixed or at the discretion of Telix;
    c. any right to a return of capital, whether in a winding up of Telix, upon a reduction of capital of Telix, or otherwise; or
    d. any right to participate in the surplus profits or assets of Telix upon a winding up of Telix.
14. The ImaginAb Rights and the rights and obligations of holders are governed by the laws of Victoria, Australia. Each holder irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Victoria and the Federal Court of Australia and any courts that may hear appeals from those courts about any proceedings in connection with the ImaginAb Rights.

Annexure B – Summary of Key Terms of Issue of Convertible Bonds

Capitalized terms used but not defined in this Annexure B have the meanings given to them in the 'Terms and Conditions of the Bonds' contained within the Offering Circular lodged with ASX on 30 July 2024 (available at www.asx.com.au).

Convertible Bonds	
Issuer	Telix Pharmaceuticals Limited.
Issue Size	A$650 million.
Denomination	A$200,000 per Convertible Note and integral multiples of A$100,000 in excess thereof.
Ranking	Direct, unconditional, unsubordinated and unsecured obligations of Telix.
Coupon / Yield	2.375% p.a.
Conversion and **Conversion Period**	The holder may convert the Convertible Bonds into Shares at any time during the Conversion Period. The Conversion Period is anytime on or after 9 September 2024 up to the date falling 10 business days before the Maturity Date.
Maturity Date	30 July 2029.
Conversion Price and **Conversion Premium**	Initial Conversion Price of A$24.7775, representing a Conversion Premium of 32.5% above the Reference Share Price. .
Ordinary Shares issued on Conversion	A total of 26,233,478 Ordinary Shares would be issued if all of the Convertible Bonds are converted into Ordinary Shares in ordinary circumstances at the Initial Conversion Price. If a Change of Control occurs, the Convertible Bonds will be convertible by the holder at the Change of Control Conversion Price. The longer the period from the date that the Change of Control occurs to the Maturity Date (or the shorter the period from the issue of the Convertible Bonds to the Change of Control), the lower the Change of Control Conversion Price becomes.
Reference Share Price	A$18.70 per Ordinary Share.
Conversion Price Adjustment	Standard anti-dilutive adjustments to the Conversion Price, including for: • consolidation, reclassification, redesignation or subdivision affecting the number of Ordinary Shares; • the issue of Ordinary Shares as capitalization of profits or reserves; • all dividends paid by Telix; and • certain issues of Securities in circumstances where the Ordinary Shares are issued (or the options or warrants to acquire the Ordinary Shares are exercisable) at a price that is less than 95% of the Current Market Price.
Redemption	Telix may redeem all, but not some, of the Convertible Bonds: • at any time on or after 13 August 2027, if the Closing Price of the Ordinary Shares for any 20 Dealing Days within a period of 30 consecutive Dealing Days was at least 130% of the applicable Conversion Price; or • if 85% or more of the Convertible Bonds originally issued have been converted or redeemed. A Convertible Bonds holder may require Telix to redeem all of its Convertible Bonds (for accrued but unpaid interest and the principal amount): • in the event of a Delisting or a Change of Control; or • by giving an Optional Put Exercise Notice not more than 60 and not less than 30 days prior to the Put Option Date of 30 July 2027. Unless previously purchased and cancelled, redeemed or converted, the Convertible Bonds will be redeemed at their principal amount on the Maturity Date.
Negative Pledge	Telix must not grant a Security Interest (other than a Permitted Security Interest) over the whole or any part of its present or future undertaking, revenue, property or assets to secure any Relevant Indebtedness unless, before or at the same time as the creation of the Security Interest, all amounts payable under the Convertible Bonds are secured equally and rateably with the Relevant Indebtedness.
Events of Default	Standard events of default including: failure to pay any amount owing under the Convertible Bonds; failure to deliver Ordinary Shares on conversion; unremedied breach of the terms of issue of the Convertible Bonds; default of financial indebtedness exceeding US$25 million; enforcement proceedings having a value of at least US$25 million being levied or enforced against Telix; an insolvency event occurs; a final judgement for the payment of more than US$25 million is made against Telix; or, it is or becomes illegal for Telix to perform one or more of its obligations under the Convertible Bonds.
Listing	Official List of Singapore Exchange Securities Trading Limited (SGX).

Information for Shareholders

By hosting a hybrid AGM, the Company will enable Shareholders to attend in person or online. Details of how to attend and participate online can be found in the Virtual Meeting Online Guide, released to ASX and also accessible at ir.telixpharma.com/.

Eligibility

Shareholders

Shareholders will be eligible to vote and ask questions at the AGM if they are registered holders of ordinary Shares in the Company as at 7.00pm (Sydney time) on Monday, 19 May 2025. Shareholders attending the AGM can register from 9.15am (Sydney time) at the Venue. Please bring your proxy form to assist with your registration at the AGM.

If you have any questions in relation to your Shareholding(s), please contact our share registry at +61 1300 554 474 or email telix@cm.mpms.mufg.com

Proxies

A Shareholder entitled to be present and vote at the AGM is entitled to appoint a proxy. A proxy need not be a Shareholder of the Company.

The appointment of one or more proxies will not preclude a Shareholder from being present, voting and asking questions.

A Shareholder entitled to cast more than one vote on a resolution may appoint two proxies, in which case the Shareholder should specify the proportion or number of votes that each proxy is appointed to exercise. If no proportions or numbers are specified, each proxy may exercise half of the Shareholder's votes.

Shareholders are encouraged to direct their proxies how to vote on each resolution by selecting the 'for', 'against' or 'abstain' box for each item on the proxy form. If a proxy chooses to vote, then he/she must vote in accordance with the directions set out in the proxy appointment form.

If the Chairman of the AGM is appointed, or taken to be appointed, as a proxy but the appointment does not direct the proxy how to vote on a resolution, then the Chairman intends to exercise the relevant Shareholder's votes in favor of the relevant resolution (subject to the other provisions of these notes, including any voting exclusions set out in this Notice of Meeting).

In order for the proxy appointment to be valid, completed proxy forms (together with any authority under which the proxy was signed or a certified copy of the authority) must be returned before 10.00am (Sydney time) on Monday, 19 May 2025 in one of the following ways:

By mail	Telix Pharmaceuticals Limited C/- MUFG Corporate Markets (AU) Limited A division of MUFG Pension & Market Services Locked Bag A14 Sydney South NSW 1235 Australia
Online	au.investorcentre.mpms.mufg.com
By mobile device	using the QR code in the proxy form, or enter the voting link au.investorcentre.mpms.mufg.com into your mobile device
By fax	+61 2 9287 0309
By hand	MUFG Corporate Markets (AU) Limited Parramatta Square Level 22, Tower 6 10 Darcy Street Parramatta NSW 2150 (during business hours - Monday to Friday, 9:00am – 5:00pm)

Attorneys

A Shareholder may appoint an attorney to participate in the AGM, including to vote, on his or her behalf. For an appointment to be effective for the AGM, the instrument effecting the appointment (or a certified copy of it) must be received by our share registry by no later than 10.00am (Sydney time) on Monday, 19 May 2025.

Corporate representatives

A body corporate which is a Shareholder, or which has been appointed as a proxy, may appoint an individual to act as its representative at the AGM in accordance with section 250D of the Corporations Act.

If you wish to appoint a body corporate as your proxy, you must specify on the proxy form:

- the full name of the body corporate appointed as proxy; and
- the full name or title of the individual representative of the body corporate who will be present in person or virtually at the AGM.

Representatives should provide satisfactory evidence of their appointment including any authority under which that appointment is signed (unless previously given to the Company).

If a representative of the corporation is to attend the Meeting virtually the appropriate "Certificate of Appointment of Corporate Representative" must be received at telix@cm.mpms.mufg.com prior to admission in accordance with this Notice of Meeting. A form of the certificate may be obtained from our share registry or online at www.mpms.mufg.com.

Voting and questions

Shareholders can vote:

- by attending the AGM and voting in person or by attorney or, in the case of body corporate Shareholders, by corporate representative;
- by attending the AGM and voting via the Virtual Meeting Online Platform, in person or by attorney or, in the case of body corporate Shareholders, by corporate representative; or
- by appointing a proxy to attend and vote at the AGM on their behalf. A proxy does not need to be a Shareholder of the Company.

Shareholders' questions are welcome at the AGM. In the interests of all present, Shareholders are asked to confine questions to matters before the AGM that are relevant to Shareholders as a whole.

How to ask questions prior to the AGM

Shareholders are strongly encouraged to submit questions before the Meeting so that the Company can consider and address relevant questions as part of the AGM presentation. Questions can be submitted by Shareholders before the Meeting by logging into your portfolio or holding at au.investorcentre.mpms.mufg.com, select 'Voting' and then 'Ask a Question' under the 'Action' column.

Submitting questions in advance of the AGM will facilitate a considered reply of relevant questions, but will not stop any Shareholder, proxy, attorney or corporate representative from asking questions at the AGM should they wish to do so.

Questions for the Company should be received no later than 10.00am (Sydney time) on Monday, 14 May 2025.

Questions for the Auditor in relation to the conduct of the audit (including the independence of the Auditor), the preparation and content of the Auditor's report and the accounting policies adopted by Telix should be received no later than 10.00am (Sydney time) on Wednesday, 14 May 2025.

Telix and the Auditor will respond to as many of the more frequently asked questions as possible at the AGM. Please note that individual responses will not be sent.

How to be present, vote and ask questions virtually (online)

Shareholders who would prefer to participate online will have the opportunity to be present and will be able to vote and ask questions electronically in real time via the share registry's online platform.

The online platform can be accessed at meetings.openbriefing.com/TLXAGM2025. To vote or ask a question, Shareholders will need their holder identifier (SRN, HIN or employee identification) and postcode. Proxies will need to enter the proxy number that the share registry will send via email 24 hours before the AGM.

Voting will open at commencement of registration.

More information regarding online participation at the AGM, including how to vote and ask questions through the online platform is available in the Virtual Meeting Online Guide. The Guide is available on Telix's website and has been lodged with ASX.

Poll

The Chairman intends to call a poll on each of the resolutions set out in this Notice of Meeting.

Technical difficulties

In the event that technical issues arise during the course of the AGM, the Company will have regard to the impact of the technical issues on Shareholders participating and casting direct votes online.

The Chairman of the AGM may, in exercising his powers as the Chairman, issue any instructions for resolving the issue and may continue the Meeting if it is appropriate to do so.

Telix

Telix

ACN 616 620 369

LODGE YOUR VOTE

ONLINE
https://au.investorcentre.mpms.mufg.com

BY MAIL
Telix Pharmaceuticals Limited
C/- MUFG Corporate Markets (AU) Limited
Locked Bag A14
Sydney South NSW 1235 Australia

BY FAX
+61 2 9287 0309

BY HAND*
MUFG Corporate Markets (AU) Limited
Parramatta Square, Level 22, Tower 6,
10 Darcy Street, Parramatta NSW 2150

*During business hours Monday to Friday

ALL ENQUIRIES TO
Telephone: 1300 554 474 Overseas: +61 1300 554 474

LODGEMENT OF A VOTING FORM

This Voting Form (and any Power of Attorney under which it is signed) must be received at an address given above by **10:00am (Sydney time) on Monday, 19 May 2025,** being not later than 48 hours before the commencement of the Meeting. Any Voting Form received after that time will not be valid for the scheduled Meeting.

Voting Forms may be lodged using the reply paid envelope or:

ONLINE
https://au.investorcentre.mpms.mufg.com
Login to the Investor Centre website using the holding details as shown on the Voting Form. Select 'Voting' and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their "Holder Identifier" - Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

BY MOBILE DEVICE
Our voting website is designed specifically for voting online. You can now lodge your vote by scanning the QR code adjacent or enter the voting link **https://au.investorcentre.mpms.mufg.com** into your mobile device. Log in using the Holder Identifier and postcode for your shareholding.

To scan the code you will need a QR code reader application which can be downloaded for free on your mobile device.

QR Code

HOW TO COMPLETE THIS SHAREHOLDER VOTING FORM

YOUR NAME AND ADDRESS

This is your name and address as it appears on the Company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your shares using this form.**

VOTING UNDER BOX A

If you ticked the box under Box A you are indicating that you wish to vote directly. Please only mark either **"for"** or **"against"** for each item. Do not mark the **"abstain"** box. If you mark the **"abstain"** box for an item, your vote for that item will be invalid.

If no direction is given on all of the items, or if you complete both Box A and Box B, your vote may be passed to the Chairman of the Meeting as your proxy.

Custodians and nominees may identify on this form the total number of votes in each of the categories and their votes will be valid.

If you have lodged a direct vote, and then you attend the Meeting, your attendance will cancel your direct vote.

The Chairman's decision as to whether a direct vote is valid is conclusive.

VOTING UNDER BOX B – APPOINTMENT OF PROXY

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company.

DEFAULT TO CHAIRMAN OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chairman of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chairman of the Meeting will be voted according to the instructions set out in this Voting Form, including where the items of business are connected directly or indirectly with the remuneration of KMP.

VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Voting Form may be obtained by telephoning the Company's share registry or you may copy this form and return them both together.

To appoint a second proxy you must:

(a) on each of the first Voting Form and the second Voting Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(b) return both forms together.

SIGNING INSTRUCTIONS

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, either shareholder may sign.

Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate "Certificate of Appointment of Corporate Representative" must be received at support@cm.mpms.mufg.com prior to admission in accordance with the Notice of Annual General Meeting. A form of the certificate may be obtained from the Company's share registry or online at www.mpms.mufg.com/en/mufg-corporate-markets.

NAME SURNAME
ADDRESS LINE 1
ADDRESS LINE 2
ADDRESS LINE 3
ADDRESS LINE 4
ADDRESS LINE 5
ADDRESS LINE 6

X99999999999

VOTING FORM

I/We being a member(s) of Telix Pharmaceuticals Limited and entitled to attend and vote hereby appoint:

STEP 1 Please mark either A or B

A VOTE DIRECTLY

☐ **elect to lodge my/our vote(s) directly (mark box)**

in relation to the Annual General Meeting of the Company to be held at **10:00am (Sydney time) on Wednesday, 21 May 2025,** and at any adjournment or postponement of the Meeting.*

OR

B APPOINT A PROXY

☐ **the Chairman of the Meeting (mark box)**

OR if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name and email of the person or body corporate you are appointing as your proxy

Name

Email

or failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at **10:00am (Sydney time) on Wednesday, 21 May 2025** (the **Meeting**) and at any postponement or adjournment of the Meeting.

The Meeting will be conducted as a hybrid event. You can participate by attending in person at **The Wesley Conference Centre, Lyceum Room, 220 Pitt Street, Sydney NSW 2000** or logging in online at **https://meetings.openbriefing.com/TLXAGM2025** (refer to details in the Virtual Annual General Meeting Online Guide).

Important for items of business 2, 4(a), 4(b), 5, 6: If the Chairman of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chairman of the Meeting to exercise the proxy in respect of items of business 2, 4(a), 4(b), 5, 6, even though the items of business are connected directly or indirectly with the remuneration of a member of the Company's Key Management Personnel (KMP).

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

STEP 2

VOTING DIRECTIONS

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting.
Please read the voting instructions overleaf before marking any boxes with an ☒

Items of Business

Item		For	Against	Abstain*
2	Adopt the 2024 Remuneration Report	☐	☐	☐
3a	Re-elect Tiffany Olson as Director	☐	☐	☐
3b	Re-elect Jann Skinner as Director	☐	☐	☐
3c	Elect Marie McDonald as Director	☐	☐	☐
3d	Elect Anne Whitaker as Director	☐	☐	☐
4a	Approve the grant of deferred share rights to the MD & CEO as part of his annual 2024 short-term variable remuneration	☐	☐	☐
4b	Approve the grant of performance share appreciation rights to the MD & CEO as his annual 2025 long-term variable remuneration	☐	☐	☐
5	Adopt the US Employee Stock Purchase Plan Rules	☐	☐	☐
6	Approve an increase in the maximum aggregate remuneration for Non-Executive Directors	☐	☐	☐
7	Ratify the prior issue of ImaginAb Consideration Shares	☐	☐	☐
8	Ratify the prior issue of ImaginAb Rights	☐	☐	☐
9	Ratify the prior issue of Convertible Bonds	☐	☐	☐
10	Re-insert the proportional approval provision in Telix's Constitution	☐	☐	☐

* If you mark the Abstain box for a particular Item, your vote will not be counted in computing the required majority on a poll.

STEP 3

SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company's constitution and the *Corporations Act 2001* (Cth).

MUFG Corporate Markets
A division of MUFG Pension & Market Services

Online Meeting Guide



Before you begin

Ensure your browser is compatible. Check your current browser by going to the website: **whatismybrowser.com**

Supported browsers are:

- Chrome – Version 44 & 45 and after
- Edge – 92.0 and up

To attend and vote you must have your shareholder number and postcode.

Appointed Proxy: Your proxy number will be provided by MUFG before the meeting.

Please make sure you have this information before proceeding.

Corporate Markets

Online Meeting Guide



Welcome to the MUFG Corporate Markets
A division of MUFG Pension & Market Services
Please register your details to participate
Full Name
Mobile (e.g. 022 123 1234)
Email
I am a...
I have read and accept the Terms & Conditions
REGISTER AND WATCH MEETING
Help Number: 1800 990 363

Step 1

Open your web browser and go to https://meetings.openbriefing.com/TLXAGM2025

Step 2

Log in to the portal using your full name, mobile number and email address, and participant type

Please read and accept the terms and conditions before clicking on the **'Register and Watch Meeting'** button.

- On the left – a live webcast of the Meeting starts automatically once the meeting has commenced. If the webcast does not start automatically please press the play button and ensure the audio on your computer or device is turned on.
- On the right – the presentation slides that will be addressed during the Meeting
- At the bottom – buttons for 'Get a Voting Card', 'Ask a Question' and a list of company documents to download

Note: If you close your browser, your session will expire and you will need to re-register. If using the same email address, you can request a link to be emailed to you to log back in.

1. Get a Voting Card

To register to vote – click on the 'Get a Voting Card' button.

This will bring up a box which looks like this.



Voting Card
Please provide your Shareholder or Proxy details
SHAREHOLDER DETAILS
Shareholder Number
Post Code
SUBMIT DETAILS AND VOTE
OR
PROXY DETAILS
Proxy Number
SUBMIT DETAILS AND VOTE

If you are an individual or joint shareholder you will need to register and provide validation by entering your shareholder number and postcode.

If you are an appointed Proxy, please enter the Proxy Number issued by MUFG in the PROXY DETAILS section. Then click the **'SUBMIT DETAILS AND VOTE'** button.

Once you have registered, your voting card will appear with all of the resolutions to be voted on by shareholders at the Meeting (as set out in the Notice of Meeting). You may need to use the scroll bar on the right hand side of the voting card to view all resolutions.

Shareholders and proxies can submit a either Full Vote or Partial Vote.


MUFG
HELP NUMBER
1800 990 363
Ask a Question
Get a Voting Card
Exit Vote
MUFG
Get a Voting Card
Ask a Question
Downloads
Notice of meeting
Annual report
Online Guide


SAMPLE
I******7133
Voting Card
Full Vote
Partial Vote
Resolution 1A
For
Against
Abstain
AMENDMENT TO THE CONSTITUTION
SUBMIT VOTE

Full Votes

To submit a full vote on a resolution ensure you are in the **'Full Vote'** tab. Place your vote by clicking on the **'For'**, **'Against'**, or **'Abstain'** voting buttons.

Partial Votes

To submit a partial vote on a resolution ensure you are in the **'Partial Vote'** tab. You can enter the number of votes (for any or all) resolution/s. The total amount of votes that you are entitled to vote for will be listed under each resolution. When you enter the number of votes it will automatically tally how many votes you have left.

Note: If you are submitting a partial vote and do not use all of your entitled votes, the un-voted portion will be submitted as No Instruction and therefore will not be counted.

Once you have finished voting on the resolutions scroll down to the bottom of the box and click on the **'Submit Vote'** or **'Submit Partial Vote'** button.

Note: You can close your voting card without submitting your vote at any time while voting remains open. Any votes you have already made will be saved for the next time you open up the voting card. The voting card will appear on the bottom left corner of the webpage. The message **'Not yet submitted'** will appear at the bottom of the page.

You can edit your voting card at any point while voting is open by clicking on **'Edit Card'**. This will reopen the voting card with any previous votes made.

Online Meeting Guide *continued*

2. How to ask a question

Note: Only verified Shareholders, Proxyholders and Corporate Representatives are eligible to ask questions.

If you have yet to obtain a voting card, you will be prompted to enter your shareholder number and postcode or proxy details before you can ask a question. To ask a question, click on the 'Ask a Question' button either at the top or bottom of the webpage.

2a. How to ask a written question

The **'Ask a Question'** box will pop up and you have the option to type in a written question of ask an audio question over the phone line.


Ask a Question
Please provide your Shareholder or Proxy details
SHAREHOLDER DETAILS
Shareholder Number
Post Code
SUBMIT DETAILS AND ASK A QUESTION
OR
PROXY DETAILS
Proxy Number
SUBMIT DETAILS AND ASK A QUESTION

In the **'Regarding'** section click on the drop down arrow and select the category/resolution for your question.

Click in the **'Question'** section and type your question and click on 'Submit'.

A **'View Questions'** box will appear where you can view your questions at any point. Only you can see the questions you have asked.

If your question has been answered and you would like to exercise your right of reply, you can submit another question.

Note, the company will do their best to address all questions.


View Questions
Your submitted questions can be viewed below
When will this meeting be held?
OPEN COMMENTS
SUBMIT ANOTHER QUESTION

2b. How to ask an audio question


Audio Question
Please mute the webcast meeting before you use the Web Phone. You will be directed to a new screen.
Enter your name and select the Call button and follow instructions from there.
Go to Web Phone

Step 1

Click on **'Go to Web Phone'**


John Smith

Step 2

Type in your name and hit the green call button. You will then be in the meeting and able to listen to proceedings.

Step 3

A box will pop up with a microphone test. Select **'Start Call'**


Select Microphone
Default - Microphone Array (Realtek High Definition Audio(SST))
Communications - Microphone Array (Realtek High Definition Audio(SST))
Microphone Array (Realtek High Definition Audio(SST))
Audio Test
Click to test your audio setup
Always show settings before connecting
Cancel
Start Call
Version 1.15.0

Step 4


1 2 3
4 5 6
7 8 9
* 0 #
Me
The Conference

You are now in the meeting (on mute) and will be able to listen to proceedings.

When the Chair calls for questions or comments on each item of business, press *1 on the keypad on your screen for the item of business that your questions or comments relates to. if at any time you no longer wish to ask a question or make a comment, you can lower your hand by pressing *2 on the keypad.

Step 5

When it is time to ask your question or make your comment, the moderator will introduce you to the meeting. Your line will be unmuted and you will be prompted to speak. If you have also joined the Meeting online, please mute your laptop, desktop, tablet or mobile device before you speak to avoid technical difficulties for you and other shareholders.

Step 6

Your line will be muted once your question or comment has been asked / responded to

Step 7

You can hang up and resume watching the meeting via the online platform. If you would like to ask a question on another item of business, you can repeat the process above.

Please ensure you have muted the webcast audio.

3. Downloads

View relevant documentation in the Downloads section.

4. Voting closing

Voting will end 5 minutes after the close of the Meeting.

At the conclusion of the Meeting a red bar with a countdown timer will appear at the top of the Webcast and Slide screens advising the remaining voting time. If you have not submitted your vote, you should do so now.

Once voting has been closed all submitted voting cards cannot be changed.

Contact us

Australia
T +61 1800 990 363